SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No _____

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Rafael Aravot —————————————— Rafael Aravot Chief Executive Officer

Date: April 1, 2003

PERIODIC REPORT

FOR THE YEAR 2002

(As required in accordance with the Israel Securities Act, 1968)

PERIODIC REPORT FOR THE YEAR 2002

Name of Company:	RoboGroup T.E.K. Ltd.

Company Reg. No.:	52-003498-4

Address:	13 Hamelacha Street, Afeq Industrial Park, Rosh Ha'Ayin 48091, Israel
(Regulation 25A)

Tel:	03-9004111
(Regulation 25A)

Fax:	03-9030994
(Regulation 25A)

Balance Sheet Date:	December 30, 2002
(Regulation 9)

Report Date:	March 30, 2003

REGULATION 9:	FINANCIAL REPORTS

The Annual Financial Statements of the Company dated December 31, 2002 are attached to the periodic report.

REGULATION 10:	DIRECTORS’ REPORT ON THE STATE OF THE COMPANY

The Directors’ Report is attached to the Financial Statements.

REGULATION 10A:	SUMMARY OF THE QUARTERLY PROFIT AND LOSS STATEMENTS

Summary of the Profit and Loss Statements of the Company are attached to the Directors’Report.

REGULATION 10C:	USE OF THE PROCEEDS OF THE SECURITY ISSUE WITH RESPECT TO THE PROSPECTUS

None

REGULATION 11:	LIST OF INVESTMENTS IN SUBSIDIARIES AND IN RELATED COMPANIES AS OF BALANCE SHEET DATA

COMPANY NAME *	TYPE OF SHARE	NO. OF SHARES	TOTAL AMOUNT OF PAR VALUE	COST ADJUSTED AS OF 31.12.02 NIS (K)	BALANCE SHEET VALUE ADJUSTED AS OF 31.12.02 NIS (K)	% HOLDING IN CAPITAL, % OF VOTING POWER AND RIGHT TO APPOINT DIRECTORS	BALANCE OF LOANS TO SUBSIDIARIES AS OF 31.12.02 NIS (K) (**)
Intelitek Inc.	Reg.US$ 100	500	US$ 50,000	12,522	10,912	100%	4,622

Eshed Robotec B.V	Reg.HFL 1000	40	HFL 40,000	109	(617)	100%	-

Robotec Technologies	Reg.NIS 1.00	(1)101	NIS 101	1	(3,480)	100%	3,805
Ltd.

Robotec Industries	Reg.NIS 1.00	(2)99	NIS 99	-	-	100%	-
Ltd.

Computras	Reg.NIS 0.001	12,600	NIS 12.6	1	(540)	100%	-
Computerized	Voting NIS 0.001	200	NIS 0.2
Training Systems Ltd.	Def.NIS 0.001	4,375	NIS 4.375

Computras Marketing	Reg.NIS 1.00	100	NIS 100	1,018	(305)	100%	-
Training Systems	Mgmt.NIS 1.00	100	NIS 100
(1988) Ltd.

Yaskawa Eshed	Reg.NIS 1.00	3,000	NIS 3,000	2,912	10,316	50%	-
Technology Ltd.

MemCall Ltd.	Reg.NIS 1.00	200	NIS 200	-	-	82%	6,158

MemCall LLC	Participation units	1,248,000	-	82	82	82%	-

MemCall Inc.	Reg.US$ 0.01	10,000	US$ 100	-	-	82%	-

Sim-Lev Ltd.	Mgmt.NIS 10	8	NIS 80	27	(183)	100%	-

	Reg.NIS 10	169	NIS 1,690

(1)     One share is held in trust.

(2)     One additional share held by Robotec Technologies Ltd.

(*)     All the shares of the subsidiary companies are not traded on a Stock Exchange.

(**)   The loans granted to the subsidiaries by the Company are as follows:

a.     In May 2002, the Company’s Board of Directors decided to convert loans given by the Company to its subsidiary Intelitek Inc. (the balance of which was, at that time, approximately US$ 2.5 million) into share capital in Intelitek.

b.     A loan to Robotec Technologies Ltd., linked to the consumer price index, or carrying the interest rate charged by Bank Mercantile Discount Ltd. on “on-call” loans — whichever is higher.

c.     A loan to Eshed Robotec B.V., linked to the Dutch Florin or to the consumer price index – whichever is higher..

REGULATION 12:	CHANGES IN INVESTMENTS IN SUBSIDIARIES AND RELATED COMPANIES DURING THE PERIOD OF THE REPORT

DATE OF CHANGE	ESSENCE OF THE CHANGE	COMPANY NAME	TYPE OF SHARES	TOTAL AMOUNT OF PAR VALUE	NOMINAL COST (NIS) (K)	ADJUSTED COST (NIS) (K)
18.3.2003	Transfer of shares	MemCall Inc.	Reg. US$ 0.01	US$ 100

	Dissolution of	Edusol-it	Reg. US$ 1	US$ 2
	company	Educational
Solutions Pte Ltd.

REGULATION 13:	INCOME OF SUBSIDIARIES AND RELATED COMPANIES AND INCOME OF THE CORPORATION RECEIVED FROM THEM TO BALANCE SHEET DATE

COMPANY NAME	PROFIT (LOSS) BEFORE TAX (NIS) (K)	PROFIT (LOSS) AFTER TAX (NIS) (K)	THE COMPANY'S SHARE IN PROFIT (LOSS) AFTER TAX (NIS) (K)	DIVIDENDS UNTIL 31.12.02	MGMT FEES ADJUSTED UNTIL31.12.02 (NIS) (K)	INTEREST ADJUSTED UNTIL 31.12.02 (NIS)	INTEREST, DIVIDENDS MGMT FEES TILL 26.3.03
Intelitek Inc.	219	219	377	-	-	-	-
Eshed Robotec B.V	(125)	(125)	(125)	-	-	328	-
Robotec Technologies
Ltd.	(15)	(86)	(229)	-	-	-	-
Robotec Industries Ltd.	-	-	-	-	-	-	-
Computras
Computerized Training
Systems Ltd.	295	295	362	-	-	-	-
Computras Marketing	-	-	-	-	-	-	-
Training Systems
(1988) Ltd.
Yaskawa Eshed	3,927	2,927	3,595	-	338	-	-
Technology Ltd.
MemCall Ltd.	-	-	-	-	-	514	-
MemCall LLC	(6,590)	(6,590)	(6,590)	-	-	-	-
MemCall Inc.	-	-	-	-	-	-	-
Sim-Lev Ltd.	-	-	-	-	-	-	-

REGULATION 14:	LIST OF LOAN BALANCES GIVEN TO DATE OF BALANCE SHEET, IF PROVIDING LOANS IS ONE OF THE MAIN FUNCTIONS OF THE CORPORATION

Provision of loans is not one of the Company’s main functions.

REGULATION 20:	TRADING ON THE TEL AVIV STOCK EXCHANGE - SECURITIES REGISTERED FOR TRADE - TIMES AND REASONS FOR HALTING TRADE

In the year of the report 3,000 ordinary shares, par value NIS 0.5 were registered for trading, following the exercise of options that were issued to employees of the Company and its subsidiaries pursuant to the Company’s employee stock option plan of 1998.

In December 2002, the Tel Aviv Stock Exchange Ltd. approved in principle the listing for trade of 1,270,000 Ordinary Shares of the Company issuable upon the exercise of (unregistered) options. The options were allotted in March 2003 to directors of the Company and to a trustee for directors and employees of the Company and its subsidiaries.

During the reported period there has been no halt in trading on the Tel Aviv Stock Exchange.

REGULATION 21:	PAYMENT TO SENIOR OFFICERS (nis k)

1.	Chief Executive Officer	764
2.	Managing Director	934
3.	Managing Director	874
4.	General Manager of a business sector	513
5.	General Manager of a business sector	540

REGULATION 22: SALARIES AND BENEFITS

The salaries of the directors and the expenses associated with them (which do not exceed the normal) which were paid or which incurred a liability to pay for the year 2002 (adjusted) were NIS 3,645 thousand.

REGULATION 24:	SHARES AND CONVERTIBLE SECURITIES HELD BY INTERESTED PARTIES IN THE CORPORATION, IN THE SUBSIDIARIES, OR IN RELATED COMPANIES CLOSE TO THE DATE OF THE REPORT

INTERESTED PARTY	I.D. NO. - COMPANY REG. NO.	TYPE OF SECURITY	SECURITY NO. IN THE TEL AVIV STOCK EXCHANGE(2)	NO. OF SHARES HELD ON MARCH 30, 2003	% HELD IN CAPITAL, VOTING AND RIGHT TO APPOINT DIRECTORS

Arie Kraus (4)(5)	053919072	Reg. NIS 0.5	0266015	762,177(6)	6.79%
Noam Kra-Oz(4)(5)	052240322	Reg. NIS 0.5	0266015	706,478(6)	6.29%
Gideon Missulawin	05924886(3)	Reg. NIS 0.5	0266015	745,287	6.64%
Rafael Aravot(5)	052294170	Reg. NIS 0.5	0266015	878,042	7.82%
Menachem Zenziper(5)	007517949	Reg. NIS 0.5	0266015	1,232,960	10.98%
Haim Schleifer	052052040	Reg. NIS 0.5	0266015	701,412	6.24%
David Israel Rosen(5)	101939594	Reg. NIS 0.5	0266015	812,500	7.23%

(2)	A part of the shares held by interested parties are traded over the counter in the United States.

(3)	Passport number.

(4)	Arie Kraus and Noam Kra-Oz are brothers.

(5)	Holdings together with family member.

(6)	Arie Kraus and Noam Kra-oz hold together 3,273 shares.

Remarks:

1.	On March 13, 2003, 1,270,000 registered options were allotted to directors and to the trustee for directors and employees of the Company and its subsidiaries. The options may be exercised into 1,270,000 ordinary registered shares of par value NIS 0.5 of the Company in consideration of a cash payment in NIS equal to US$ 0.91 per option, and in accordance with the terms of and on the dates determined in the stock option plan for employees and directors. The plan was approved by the Company’s general shareholders meeting on December 17, 2002. The directors of the Company hold options under the said plans as follows:

Director's name	Number of options	Holdings after full dilution*	Percentage of holdings after full dilution*
Rafael Aravot	90,000	968,042	7.69%
Haim Schleifer	90,000	791,412	6.29%
Noam Kra-Oz	90,000	796,478	6.33%
Gideon Missulawin	50,000	795,287	6.32%
Menachem Zenziper	50,000	1,282,960	10.19%
Arie Kraus	50,000	812,177	6.45%
Tami Gottlieb	50,000	50,000	0.39%
Amiram Dagan	50,000	50,000	0.39%
Alex Tal	50,000	50,000	0.39%

*     In this respect, “full dilution” means assuming that 75,400 options which were allotted to a trustee under the 1998 stock option plan for employees of the Company and its subsidiaries, that have not been exercised as of the date of this report; 12,500 options allotted in 2001 to an interested party in the company; and 1,270,000 options allotted pursuant to the 2003 stock option plan for directors and employees, are all exercised. 2. The aforesaid interested parties do not hold shares and/or convertible securities of the Company’s subsidiaries.

3.     The Company holds 494,321 of its own shares.

REGULATION 26:	THE COMPANY DIRECTORS

1.

1.	Name: RAFAEL ARAVOT - I.D. No. 052294170

2.	Date of Birth: 1954

3.	Address: 9, Oranim Street, Ramat Ilan, Givat Shmuel

4.	Citizenship: Israeli

5.	Membership in Directors Committees: Financial committee and MemCall committee.

6.	Outside Director: No

7.	Whether employed by the Company, subsidiaries, related companies or interested party: Yes

8.	Date appointed to Board of Directors: 9.22.1982

9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Mechanical Engineering. Master's in Business Administration
Managing Director of the Company. Starting February 2001, Chief Executive Officer of the Company and Chairman of the Company's Board of Directors.
Director of Yaskawa Eshed Technology Ltd; Director of MemCall Ltd. and MemCall LLC.

10.	Family relationship to an interested party in the Company: No

2.

1.	Name: ACHINOAM KRA-OZ I.D. No. 052240322

2.	Date of Birth: 1954

3.	Address: 80 Herzl Street, Raanana

4.	Citizenship: Israeli

5.	Membership in Directors Committees: No

6.	Outside Director : No

7.	Whether employed by the Company, subsidiaries, related companies or interested party: Yes

8.	Date appointed to Directorship: 12.12.83

9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Pharmacy. Joint Managing Director - Marketing of the Company. Starting February 2001 a Managing Director of the Company; Director of Intelitek Inc., Director of Yaskawa Eshed Technology Ltd, Director of Computras Computerized Training Systems Ltd., and Computras Marketing Training Systems (1988) Ltd., Director of Robotec Technologies Ltd., Director of Eshed

10.	Robotec B.V. Family relationship to an interested party in the Company: Yes - brother of Arie Kraus

3.

1.	Name: HAIM SCHLEIFER - I.D. No. 052052040

2.	Date of Birth: 1954

3.	Address: 40 Ha-histadrut Street, Herzlia

4.	Citizenship: Israeli

5.	Membership in Directors Committees: Member of the MemCall committee.

6.	Outside Director : No

7.	Whether employed by the Company, subsidiaries, related companies or interested party: Yes

8.	Date appointed to Directorship: 9.22.1982

9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Electronics Engineering. Master's Degree in Business Administration.
Joint Managing Director R&D and Pedagogical Dept of the Company, starting February 2001
Managing Director of the Company, Director of Eshed Robotec B.V., Director of MemCall Ltd. and of MemCall LLC.

10.	Family relationship to an interested party in the Company: No

4.

1.	Name: GIDEON MISSULAWIN Passport No. 405924886

2.	Date of Birth: 1940

3.	Address: 20A Shpinoza Street, Ra'anana

4.	Citizenship: South African

5.	Membership in Directors Committees: Member of the financial committee

6.	Outside Director: No

7.	Whether employed by the Company, subsidiaries, related companies or interested party: No

8.	Date appointed to Directorship: 12.12.1983

9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Chemical Engineering, Master's Degree in Business Administration.
Until February 2001 Active Chairman of the Company's Board, Director in Vernon Investments Company Ltd., Director in NewCorp. Ltd. and a number of foreign companies, mainly in South Africa, some of which are family companies

10.	Family relationship to an interested party in the Company: No

5.

1.	Name: MENACHEM ZENZIPER I.D. No. 007517949

2.	Date of Birth: 1944

3.	Address: 40 Yehuda Hanassi Street, Tel Aviv

4.	Citizenship: Israeli

5.	Membership in Directors Committees: Member of the financial committee

6.	Outside Director: No

7.	Whether employed by the Company, subsidiaries, related companies or interested party: No

8.	Date appointed to Directorship: 12.12.1983

9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Industrial Engineering and Management. Master's Degree in Management Science.
Financial Director of the Company, Director of Zenziper Company for Import of Grain and Fodder Ltd.

10.	Family relationship to an interested party in the Company: No

6.

1.	Name: ARIE KRAUS I.D. No. 053919072

2.	Date of Birth: 1956

3.	Address: 54 Pinkas Street, Tel Aviv

4.	Citizenship: Israeli

5.	Membership in Directors Committees: Member of the MemCall Committee.

6.	Outside Director: No

7.	Whether employed by the Company, subsidiaries, related companies or interested party: No

8.	Date appointed to Directorship: 12.12.1983

9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate in Production Engineering ..Formerly - coordinator of the Company's building project. Up to 1997 Manager at Shivrug Ltd. Director of MemCall Ltd. and MemCall LLC. Family relationship to an interested party in the Company: Brother of Ahinoam Kra-Oz

10.

7.

1.	Name: ALEX TAL I.D. No. 67165803

2.	Date of Birth: 1946

3.	Address: 30 Ha'hagana Street, Herzeliya.

4.	Citizenship: Israeli

5.	Membership in Directors Committees: Member of the audit committee.

6.	Outside Director: No

7.	Whether employed by the Company, subsidiaries, related companies or interested party: No

8.	Date appointed to Directorship: 1.15.2001

9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
From 1996 until January 2000 - Commander of Israel Navy . Formerly the manager of the business enterprise sector of the Company. Also serves as a director in several companies, Marine &

10.	oceanography advisor at Elul company and V.P Marine & Oceanography of Athena company Family relationship to an interested party in the Company: No

8.

1.	Name: TAMI GOTTLIEB I.D. No. 54584198

2.	Date of Birth: 1957

3.	Address: 10 Hasharon St, Raanana

4.	Citizenship: Israeli

5.	Membership in Directors Committees: Member of audit committee and financial committee

6.	Outside Director : Yes

7.	Whether employed by the Company, subsidiaries, related companies or interested party: No

8.	Date appointed to Directorship: 2.28.2002

9.	Education and duties in the previous five years as well as additional companies in which she serves as director:
Graduate in International Relations of the Hebrew University in Jerusalem; Master in Economics from the University of Indiana, USA; Manager in Investec Clali - Management and Underwriting Ltd.;
Independent business development, investment banking and financial consultant; Outside Director of Baran group LTD. , "Dan" Public Transportation Ltd, Credit Information Association Ltd., Leasing Building Company Ltd., Carmel Investments Group ltd., Director of Emilia Development Ltd., T.R.A. Radio Tel Aviv Ltd., Incredimail Ltd, The company for management of the provident funds of Discount

10.	Mercantile Bank. Family relationship to an interested party in the Company: No

9.

1.	Name: AMIRAM DAGAN I.D. No. 52731510

2.	Date of Birth: 1954

3.	Address: 40, Ha'Arbel St, Alfei Menashe

4.	Citizenship: Israeli

5.	Membership in Directors Committees: Member of Audit Committee

6.	Outside Director: Yes

7.	Whether employed by the Company, subsidiaries, related companies or interested party: No

8.	Date appointed to Directorship: 2.28.2002

9.	Education and duties in the previous five years as well as additional companies in which he serves as director:
Graduate of the Technion in Haifa , Master in Political Science and National Security from the University of Haifa, Master in Business Administration from Tel Aviv University. Was commander of Israel Air Force Systems Department, Vice President in Nice Systems Ltd., Presently - V.P. for Development and Operation of the Hetz Hakesef Company.

10.	Family relationship to an interested party in the Company: No

REGULATION 26A:	senior officer of the corporation (not included in rule 26)

(1)	Name: MOSHE TUR-NER - I.D. No. 051638708

Date of Birth:   1952

Job Function:    Joint General Manager of the Education Sector of the Company.

Job Function in subsidiary company or interested party: General Manager of the subsidiary Robotec Technologies Ltd., Director of Robotec Technologies Ltd., Intelitek Inc. and Computras Computerized Training Systems Ltd.
Not related to any other officer or interested party.

Education: Master's Degree in Business Administration.

Experience: From February 1995 until April 2000 - General Manager of Robotec Technologies Ltd.
1994 - General Manager of the Elbit subsidiary Elbit ATI
1990-1993 - VP Operations of the recycling division of Hadera Paper Works
Appointed as Joint General Manager of the Education Sector of the Company: 4.1.2000.

(2)	Name: ELDAD CHERESHNIA I.D. No. 56127590

Date of Birth:   1959

Job Function:    Joint General Manager of the Education Sector of the Company.
Job Function in subsidiary company or interested party: Director of Robotec Technologies Ltd., Intelitek Inc., and Computras Computerized Training Systems Ltd.
Not related to any other officer or interested party.

Education: Graduate in Computer Science and Mathematics

Experience: Until April 2000 Company's VP International Marketing.
1988-1995: General Manager of Robotec Technologies Ltd., a subsidiary of the Company
Appointed Joint General Manager of the Educational Sector of the Company: 4.1.2000

(3)	Name: JOSEF BIRAN - I.D. No. 008767402

Date of Birth:    1946

Job Function:    General Manager of the subsidiary Yaskawa Eshed Technology Ltd.
Job Function in subsidiary company or interested party: General Manager of the subsidiary Yaskawa Eshed Technology Ltd.
Not related to any other officer or interested party.

Education: Graduate in Mechanical Engineering, Master of Business Administration.

Experience: Until 12.31.96 - Vice President R&D and Operations of the Company.
1994-1996 - Company's Development Manager.
1991-1994 - Development Manager of Electric Fuel.
Appointed General Manager of Yaskawa Eshed Technology Ltd - 12.31.1996.

(4)	Name: HANAN EIBUSHITZ - I.D. No. 5407473

Date of Birth:   1956

Job Function:     Chief Financial Officer
Job Function in subsidiary company or interested party: CFO of RoboGroup T.E.K. Ltd. and all of its subsidiaries
Not related to any other officer or interested party.

Education: Graduate in Industrial Engineering and Management, Master of Business

Administration
Experience: VP Finance of Elbit Vision Systems
Appointed CFO: 11.25.2002

(5)	Name: OPHRA LEVY-MILDWORTH I.D. No. 023872807

Date of Birth:   1968

Job Function:     Legal Counsel and Company's Secretary
Job Function in subsidiary company or interested party: Legal Counsel and Secretary of RoboGroup T.E.K Ltd. and all its subsidiaries.
Not related to any other officer or interested party.

Education: Graduate in Law and Economics

Experience: Associate in the law firm of Lahav, Litvak-Abadi & Co.
Date appointed Legal Counsel and Company Secretary: 2.15.2001

REGULATION 27:	COMPANY ACCOUNTANTS

Chaikin, Cohen, Rubin and Gilboa, Kiryat Atidim, Building 4, Tel Aviv.

REGULATION 29:	DIRECTORS’ RECOMMENDATIONS AND RESOLUTIONS

1.	In accordance with the decision of the Company’s Board of Directors, the Company filed a motion with the Tel Aviv District Court in November 2002 to approve a distribution by way of a purchase of the Company’s shares, pursuant to Section 303 of the Israeli Companies Law, 1999. The amount of distribution approved by the Board of Directors and sought to be approved by the Court is NIS 2,140 thousand. At the date of the report, the hearing of the said motion had not yet concluded.

2.	On November 11, 2002 the Company’s Board of Directors decided to approve a stock option plan for directors and employees of the Company and its subsidiaries. In the plan, up to 1,270,000 registered options which may be exercised into 1,270,000 ordinary registered shares of par value NIS 0.5 of the Company will be allotted in a private placement. 570,000 of the options were allotted to directors in the Company in an extraordinary private placement. The allotment of the said options was approved by the Company’s general shareholders meeting on December 17, 2002.

3.	On November 11, 2002, the Company’s Board of Directors decided to approve the giving of letters of indemnification and exemption from liability to the directors and officers of the Company, whose names are listed in the Company’s periodic report for the year 2001. The Company’s general shareholders meeting approved the giving of the letters of indemnification and exemption from liability on 12.17.2002.

Date:March 30, 2003	RoboGroup T.E.K. Ltd.

SIGNATORY	FUNCTION

1.RAFAEL ARAVOT	CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER	_________________

2. HAIM SCHLEIFER	JOINT MANAGING DIRECTOR AND DIRECTOR	_________________

RoboGroup T.E.K. Ltd.

Financial StatementsDecember
31, 2002

RoboGroup T.E.K. Limited

Directors’ Report for 2002

Directors’ Report for the Year ended December 31, 2002

We are pleased to present the Directors’ Report on the financial condition of the Company for the year ended December 31, 2002.

RoboGroup T.E.K. Limited and its Business Environment

RoboGroup T.E.K. Limited, its subsidiaries and related companies
RoboGroup T.E.K. Limited (“RoboGroup”) has seven wholly owned subsidiaries:

a)	Intelitek Inc., (“Intelitek”), a company incorporated in Delaware, USA (formerly Eshed Robotec Inc.), is mainly engaged in the development, manufacture, marketing, sales, technical support and maintenance of CNC products, a product line that was purchased from Davenport Industries LLC, and markets them under the name of Light Machines. Intelitek is also engaged in the marketing, sales, technical support and maintenance of RoboGroup’s products in North America.

b)	Robotec Technologies Ltd. (“RTL”), a company incorporated in Israel, is engaged in the marketing, distribution, installation and maintenance of RoboGroup’s products and other companies’ products for the scientific and technological training market in Israel.

c)	Computras Computerized Training Systems Ltd. (“Computras”), a company incorporated in Israel, is engaged in the development, production and marketing of educational software and training software.

d)	Computras Marketing Training Systems (1988) Ltd., a company incorporated in Israel, is engaged in the marketing of educational software for training purposes.

e)	Eshed Robotec B.V., a company incorporated in the Netherlands, is engaged in making investments in new fields of activity.

f)	Robotec Industries Ltd., a company incorporated in Israel in 1993, is currently inactive.

g)	Sim-Lev Ltd., a company incorporated in Israel, is engaged in the development of simulation software for PLC controllers.

In addition, RoboGroup owns 50% of the share capital of Yaskawa Eshed Technology Ltd. (“YET”), a company incorporated in Israel and jointly owned, by RoboGroup and the Japanese company Yaskawa Electric Corporation (“YEC”). YET develops and manufactures motion control products for the industrial market, which are mainly marketed by YEC, and also sells development services to YEC in that field.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

RoboGroup further holds an 82% interest in MemCall LLC, MemCall Inc. and MemCall Ltd. (collectively “MemCall”), through its Netherlands subsidiary, Eshed Robotec B.V. The Memcall companies were incorporated in 2001 in the U.S. and in Israel, respectively.

RoboGroup and its subsidiaries will be referred to in this Directors’ Report as the “Company”.

The Company and Its Business Environment

The Company operates through three business sectors. One sector focuses on the traditional business activities of the Company — the education field. This sector includes the Company’s research and development sections, the operations section, the marketing and sales of the Company’s products as well as products manufactured by third parties to the training and education markets around the world and in Israel. The second sector includes the subsidiary YET, which is engaged in the development and manufacture of motion control products for the industrial market. The third sector comprises the startup company MemCall, which is developing new technology designed to shorten the length of time required to locate and retrieve information in computers and communications networks.

The Education Sector

In 2002, the Education Sector continued to implement and execute a cost cutting plan that was initated in the last quarter of 2001. The plan covered all the entities in the sector, including our U.S. subsidiary and Computras. The plan was implemented in full in accordance with the work plan for 2002.

In April 2002, RoboGroup entered into an agreement to supply training systems for advanced production technologies to a vocational school network in South America, in an amount of approximately US$ 2 million. This transaction was the follow-on to an earlier transaction of RoboGroup which was completed several years ago, within which systems were supplied to 18 schools in the network. The delivery of the systems was completed in the third quarter of 2002.

In the third quarter of 2002, our e-learning activities were added to the Education Sector. In December 2001, the Company signed an agreement to provide an e-learning training system in consideration of over US$ 4 million. The e-learning system that is being developed under this agreement includes content packages relating to the Company’s principal field of expertise in the development and production of technology training systems. The project is expected to be completed in the first half of 2003. The first delivery in the project was made in the third quarter of 2002, and the Company started recognizing revenues from this project. An additional delivery was made in the fourth quarter of 2002. The Company believes that the successful completion of the project may provide the foundation for a product line in the e-learning field.

In December 2002, Robogroup signed an agreement with Mentergy Ltd. for the acquisition of assets relating to the TrainNet activity (an interactive distance learning product via satellite or broadband communications). Pursuant to the agreement, the Company acquired, among other things, proprietary rights to the software, the right to use the name TrainNet and production files and engineering documentation for the product. The Company regards this transaction as an additional step in the expansion of its activities in the growing field of distance learning and e-learning. The Company believes that the combination between the acquired product and the products developed by the Company will provide its customers with unique solutions for distance learning.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

In the first quarter of 2003, the Company signed several contracts with customers with regard to the TrainNet product.

Computras

In 2002, Computras was integrated into the operations of the Education Sector, and has undergone extensive cutbacks for the purpose of adjusting to the Israeli business environment, as an integrator of learnware in educational institutions and as the training franchisee for the “Computer for Every Child” project.

YET

In 2002, YET delivered approximately US$ 4.2 million of products and services to YEC. The working plan approved by the Board of Directors of YET for 2002 forecasted a pre-tax profit of approximately US$ 1.75 million. YET’s pre-tax profits for the year 2002 amounted to approximately US$ 1.6 million (approximately NIS 7.4 million).

In mid 2001, the shareholders of YET reached an agreement whereby YET would start to develop new independent marketing channels for the sale of its products and develop products that will be sold under the YET brand name. In 2002 the basic development of the XtraDrive (Advanced Server Driver) was completed and YET continued with the advanced stages of the development of the XtraDrive, which will be sold under the YET brand name.

In 2002, YET also initiated marketing activities with the cooperation of YEC in Europe and the U.S. in order to establish a presence in these markets and entered into negotiations with a European company and U.S. companies in regard to private label agreements. In addition, YET continued to market YEC’s products in Israel during 2002.

Since YEC’s marketing system in Europe is undergoing fundamental changes, the progress of the building of a marketing system that is related to YEC has been delayed. In early 2003, YET began looking for independent distributors to market its products in Europe.

In early 2003, it was made clear to YET that YEC would not distribute YET products in the U.S., and that YET will have to establish an independent marketing network there. Action on this matter has been started.

In 2002, YET made preliminary sales (in immaterial amounts) of the XtraDrive product to several clients in Europe and in the U.S., as well as preliminary sales (also in immaterial amounts) of the YEC product line in Israel.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

In May 2000, RoboGroup entered into a service agreement with YET under which YET pays RoboGroup for services and management fees. The sum of the payment is determined annually by mutual consent. In January 2002 a service agreement was signed between RoboGroup and YET for 2002, under which YET paid RoboGroup approximately NIS 1.2 million for services and management fees. In January 2003 a service agreement was signed between RoboGroup and YET for 2003, under which YET will pay RoboGroup approximately NIS 0.9 million for services and management fees.

MemCall

MemCall is engaged in the development of a new search technology which, would potentially reduce the time for locating and retrieving data in computers and communications networks. The result of the new technology is expected to be a development of electronic semiconductor chips.

In 2002, MemCall continued its efforts to raise capital from outside sources. The depressed condition of the global networking market has significantly reduced MemCall’s market potential. In addition, the condition of the capital markets is still bad, and MemCall’s management is therefore unable to estimate whether, when or under what conditions it will be able to raise capital for its operations.

In early 2001, RoboGroup’s Board of Directors determined two milestones for completing an investment of US$ 2.5 million in MemCall. In November 2001, RoboGroup’s Board of Directors acknowledged that MemCall met the two milestones.

In May 2002, RoboGroup’s Board of Directors approved an additional US$ 1 million investment in MemCall, subject to several milestones being met by the end of 2002. In January 2003, RoboGroup’s Board of Directors approved an additional investment of US$ 0.75 million, while examining the investment during the course of the period in accordance with MemCall’s progress toward the milestones that were determined. The additional financing pursuant to these two resolutions will be provided in accordance with MemCall’s letter of undertaking which provides, among other things, that the sum of the investment will be either repaid by MemCall on specified dates or, alternatively, converted into additional share capital in MemCall at RoboGroup’s discretion.

Accordingly, RoboGroup’s investment in MemCall is expected to total approximately US$ 4.25 million, of which US$ 2 million was invested in the form of share capital, and the balance in the form of a US$ 2.25 million convertible loan.

RoboGroup’s investment in MemCall in 2002 amounted to the total sum of approximately NIS 7.6 million (US$ 1.6 million) net, after deduction of the Chief Scientist’s contribution, as specified below. RoboGroup’s aggregate investment in MemCall, as of December 31, 2002, amounted to approximately US$ 3.3 million. All of the investments in MemCall are recorded by the Company as current expenses in the quarter in which they were made (with regard to R&D expenses, see Note 5 to the financial statements).

RoboGroup T.E.K. Limited

Directors’ Report for 2002

In addition to the above-mentioned resolution regarding the enlargement of the investment, RoboGroup’s Board of Directors passed the following resolutions in January 2003 regarding the continued operation of MemCall: (a) To transfer MemCall’s headquarters to the State of California in the U.S.A. where, to the Company’s best knowledge, the largest concentration of MemCall’s target markets is located; (b) To change MemCall’s business model, while emphasizing strategic alliances with leading manufacturers/marketers in the global silicon market; (c) To appoint Mr. Bill Eichen, a California resident, as CEO and a director of MemCall; Who will also be the director of Memcall; and (d) To implement a reorganization plan, which includes staff reductions. In addition, MemCall will continue to develop its technology and intellectual assets.

MemCall’s retiring CEO, Mr. Alon Shacham, will continue to contribute to the company as an outside consultant. In addition, Mr. Amnon Yacoby was appointed as Chairman of MemCall’s Board of Directors succeeding Mr. Rafael Aravot.

In the third quarter of 2002, MemCall received the approval of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “Chief Scientist”) for a grant in the total sum of approximately NIS 4.6 million, which constitutes 50% of a total budget of approximately NIS 9.2 million which was approved for MemCall by the Chief Scientist pursuant to a development plan that was submitted by the company under the R&D Law. The approved budget is for the period January-December 2002. MemCall has asked for, and received, the Chief Scientist’s approval to extend the period of this budget until the end of March 2003, the total sum amounted to NIS 8 million while NIS 4 million or 50% out of the budget were given as grant. Until the date of this report, MemCall received the total sum of NIS 3.6 million.

In the third quarter of 2002, MemCall received a preliminary quantity of test chips from an outside contractor who manufactured the chips for the company . The test chip is a piece of silicon (a chip), designed to test basic functions in the planning of MemCall’s first planned product (GSP1), and is not a product in itself. The examination process of the test chips that were received revealed significant problems with the outside manufacturer’s production process. The result of these problems was that only a certain percentage of the functions which should have been tested, were actually tested by MemCall. MemCall intends to develop other manufacturing partnerships as the program develops.

RoboGroup’s Building

The space in RoboGroup’s building in Rosh Ha’Ayin that is not occupied by the Company is leased to three outside tenants. In 2002, the Company recorded a total of approximately US$ 600 thousand in rental payments from these tenants.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

Active Markets

The Education Sector

The majority of the products developed and manufactured by the Company are for export. The Company markets such products through a network of dozens of sub-agents throughout the world (The agent for the U.S. and Canada is a subsidiary).

The Company markets its products and complementary products to the technological and scientific educational market in Israel though its subsidiaries RTL and Computras.

The Company’s e-learning products are marketed both to the educational sector, such as education ministries, school networks and universities, and the private sector, such as companies and organizations that need to perform internal employee training.

YET

Until the middle of 2001, YET only operated in the Japanese market, selling its products exclusively through YEC. Following a resolution passed by YET’s Board of Directors in the middle of 2001 to open its markets to additional external customers, YET recruited a manager of marketing and business development to develop the marketing channels in the U.S., a manager of marketing and business development to develop the marketing channels in Europe and the Far East, and a sales and marketing officer for developing marketing channels in Israel.

In 2002, YET initiated marketing activities with the cooperation of YEC in Europe and the U.S. in order to penetrate these markets with a product developed by the Company. In addition, YET continued marketing YEC products in Israel. YET is seeking independent distributors to market its products in Europe and has begun to establish an independent marketing network in the U.S.

Customers and Risk Factors

The Education Sector

The main market for the Education Sector’s products is educational institutions and research and development institutes, which purchase the products for educational purposes. The budgets of such institutions are influenced by decisions of external administrative bodies (government education authorities, local educational departments, etc.).

RoboGroup T.E.K. Limited

Directors’ Report for 2002

In addition, the products developed by the Education Sector are directed at a narrow section of the educational market, i.e., the market for science and technology education.

The Education Sector operates in the hi-tech industry, which is characterized by technological innovation. In order to maintain the Company’s position in this field, it must invest resources in upgrading existing products and developing new products, with the risk that other manufacturers, some of which have greater resources than the Company, will preempt the Company in the development of competitive systems.

Approximately 12% of the Education Sector’s total sales in 2002 were to a large number of clients in the Israeli market, including municipal authorities and educational institutions, which are mostly funded by the Israeli Ministry of Education. Consequently, the scope and structure of the portion of the Israeli Ministry of Education budget that is devoted to the purchase of science and technology equipment in the Israeli market has a large effect on the Education Sector’s sales in Israel.

YET

So long as the only or major customer of YET products is YEC, which holds 50% of YET’s shares, this is a risk for YET. With the opening of new global marketing channels for YET’s products, the aforesaid risk to YET’s activity is expected to diminish.

Competition

The Education Sector

Competition in the Israeli market. To the best of the Company’s knowledge, one other Israeli company competes with the Company with respect to certain of its independently-manufactured product lines.

Competition worldwide. The Company has competitors in all the markets in which it exports its products. The Company’s competitors are local manufacturers, although certain manufacturers who compete with the Company operate worldwide, some of which have greater financial resources than the Company.

The Company’s ability to compete successfully is dependent on the quality and pricing of its products in comparison with those of its competitors, as well as the resources that are available to the Company for investment in development and marketing.

YET

Significant competition exists both in Israel and worldwide for the motion control products developed by YET from large competitors such as Siemens, Mitsubishi, Rockwell and others.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

Suppliers

Products manufactured by the Company are adjusted to components made by various manufacturers (for example, motors, transmissions, electronic components, etc.). Should the prices of these components to which the Company’s products have been adjusted increase significantly, or for some reason should the Company be unable to purchase them and be forced to effect changes in its systems to adjust them to new components, the Company believes this adjustment will not involve significant development costs.

YET is dependent on YEC as a supplier of components for its XtraDrive product.

Exposure to and Management of Market Risks

a.	Currency Risks

The majority of the Company’s products are exported, and as a result, the bulk of the Company’s income is received in foreign currency. As a result of the nature of the Company’s operations, the Company is subject to risks from changes in the exchange rates of foreign currencies (mainly US$ and Japanese YEN). The Company undertakes the following precautions in order to limit its exposure:

1.	Daily monitoring of changes in the exchange rates of the various currencies as well as factors that are bound to influence such currencies.

2.	An evaluation of the Company’s quarterly position with respect to the general exposure to changes in the various currencies.

3.	Establishing foreign currency linked loans for the financing of its investments in its building.

Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks, and the Company is exposed to exchange rate fluctuations between various foreign currencies and between the foreign currencies and the Israeli shekel.

b.	Interest and Index Risks

Although the majority of the Company’s income is in foreign currency, the Company does not enter into specific hedging contracts against the exposure due to changes of interest and index rates. However, the Company is accustomed to investing a portion of its monetary balances in accordance with its periodic evaluations with respect to expectations in the areas of interest and index.

In 2002, the Company reduced its monetary balances that are invested in securities. As of December 31, 2002, the balance of the Company’s securities portfolio was of immaterial value. In the event the Company will decide to increase its investment in securities in the future, it will be exposed to fluctuations in the prices of securities in its investment portfolio.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

c.	The Responsible Officer

The Company’s chief financial officer is responsible for managing the Company’s market risks.

d.	Supervision and Application of Policy

Company management and the finance committee of the Board of Directors constantly monitors the extent of the Company’s exposure to market risks, and decides accordingly if it is necessary to modify its risk management policy and, if necessary, adopt protective measures.

e. As of December 31, 2002 the Company had no outstanding futures contracts. The Company did not enter into any futures contracts in 2002.

Donations

The Company does not have a policy with respect to donations and is not committed to make any donations in the future.

Backlog of Orders

The Company’s backlog of orders at December 31, 2002 consists of approximately NIS 20.7 million compared to approximately NIS 19.6 million as of December 31, 2001.

2.	The Financial Position of the Company

a)	The Company’s assets as of December 31, 2002 totaled approximately NIS 106.2 million, compared to approximately NIS 102.6 million at December 31, 2001.

The increase in the Company’s assets resulted from a rise in cash and cash equivalents in the total sum of approximately NIS 13.3 million, which was mostly offset against a decrease in customer balances in the sum of NIS 5.2 million, a decrease in inventories in the total sum of approximately NIS 0.6 million, and a decrease in short term investments in the total sum of approximately NIS 1.7 million.

b)	The Company’s equity was approximately NIS 50 million as of December 31, 2002, compared with approximately NIS 46.4 million as of December 31, 2001. The increase in equity derived mainly from a profit in the amount of approximately NIS 3.4 million in 2002.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

3.	Financial Results

Following are the financial results of the Company on a quarterly basis and the year ended December 31, 2002 compared with the year ended December 31, 2001, adjusted to the NIS of December 2002 (in thousands of shekels).

	1/02	2/02	3/02	4/02	2002	2001
Revenues, net	15,194	21,092	26,890	24,643	87,819	87,597

Cost of revenues	9,084	9,966	10,769	12,391	42,210	52,281

Gross profit	6,110	11,126	16,121	12,252	45,609	35,316

Operating expenses
Research and development, net	3,782	2,534	3,324	3,361	13,001	12,576
Marketing and selling expenses	3,493	3,544	3,992	3,485	14,514	16,136
General and administrative expenses	3,171	2,707	3,416	4,599	13,893	12,844

	10,446	8,785	10,732	11,445	41,408	41,556

Operating income (loss)	(4,336)	2,341	5,389	807	4,201	(6,240)

Financial income (expense), net	708	(954)	(854)	(329)	(1,429)	1,962
Other income (expense)	446	611	(172)	787	1,672	2,755

Income (loss) before taxes	(3,182)	1,998	4,363	1,265	4,444	(1,523)

Taxes on income *	(184)	(787)	(206)	106	(1,071)	(905)

Net income (loss)	(3,366)	1,211	4,157	1,371	3,373	(2,428)

(*) Restated

RoboGroup T.E.K. Limited

Directors’ Report for 2002

Profit and Loss Development

The Company’s revenues in 2002 totaled approximately NIS 87.8 million, compared with approximately NIS 87.6 million in 2001. The increase in revenues in 2002 was attributable to an increase in revenues in the education field from an e-learning project for which revenues of approximately NIS 11.3 million were recognized this year and from an increase of approximately NIS 4.5 million in revenues from development services of a proportionately consolidated company. On the other hand, the Company’s revenues from the sale of Light Machine products decreased by approximately NIS 3.5 million, and the sales of the products of a proportionately consolidated company decreased by approximately NIS 11.6 million.

The gross profit from the Company’s products and other products that are marketed by the Company was, in 2002, approximately 52% of revenues, as compared with approximately 40% in 2001. The increase in the gross profit rate resulted mainly from a different product mix and an increase in revenues from development services and royalties of a proportionately consolidated company. Operating expenses in 2002 totaled approximately NIS 41.4 million as compared with approximately NIS 41.6 million in 2001.

In 2002, research and development expenses, net, increased by approximately NIS 0.4 million, compared with 2001, mainly as a result of increased investments in the development activities of MemCall which totaled approximately NIS 6.1 million in 2002, compared with approximately NIS 5.1 million in 2001. In addition the investments in the development activities of e-learning increased in the amount of NIS 0.4 million, and the development expenses of YET increased by NIS 0.9 million. On the other hand, the investments in the development activities of the Education Sector decreased by approximately NIS 1.9 million Marketing and selling expenses in 2002 decreased by approximately NIS 1.6 million compared with 2001, mainly due to a decrease in the marketing and selling expenses of the Education Sector.

General and administrative expenses in 2002 increased by approximately NIS 1 million compared with 2001, mainly due to salary provisions for directors.

Profits from ordinary operations in 2002 totaled approximately NIS 4.4 million compared with a loss from ordinary operations that totaled approximately NIS 1.5 million in 2001.

The Company’s financing expenses, net, in 2002 totaled approximately NIS 1.4 million, compared with financing income of approximately NIS 2 million in 2001. The financing expenses derived mainly from interest and the erosion of loans in the amount of approximately NIS 2 million which were borrowed for financing the building, and differences in exchange rates which were offset mainly by charges in respect of interest in the current operation of the Company. Other income in 2002 amounted to approximately NIS 1.7 million compared with other income of approximately NIS 2.8 million in 2001. The decrease in other income in the amount of approximately NIS 1.1 million was mainly due to a decrease in net income from leasing space in RoboGroup’s building of approximately NIS 1.1 million in 2002. The Company’s net profit in 2002 was approximately NIS 3.4 million as compared with a loss of approximately NIS 2.4 million in 2001. The net income of approximately NIS 3.4 million resulted mainly from the Education Sector, in the sum of approximately NIS 7.3 million, income from the building in the sum of approximately NIS 2.1 million, and the profits of a proportionately consolidated company in the sum of approximately NIS 1.6 million, which were partly offset by investments in the development activity of MemCall in the sum of approximately NIS 7.6 million.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

4.	Liquidity

a)	The balance of the Company’s cash, cash equivalents and securities at December 31, 2002 was approximately NIS 24.8 million as compared to approximately NIS 11.5 million at December 31, 2001.

b)	Cash flows derived from current operations:

In 2002, the Company had a surplus from current operations of approximately NIS 13.6 million as compared to a deficit from current operations of approximately NIS 4.5 million in 2001.

c)	Cash flows applied to investment operations:

In 2002, the Company invested approximately NIS 2.2 million in fixed assets as compared to approximately NIS 2.8 million in 2001. Of this amount, approximately NIS 1.3 million was invested in RoboGroup’s building in 2002 as compared to approximately NIS 0.7 million in 2001.

d)	Cash flows derived from financing operations:

In 2002, the Company had a surplus in cash from financing operations in the amount of approximately NIS 0.4 million as compared to a surplus of approximately NIS 5.7 million in 2001. The surplus from financing operations in 2002 resulted mainly from a increase in long term loans.

5.	Sources of Financing

a)	The Company has positive working capital. The current ratio was 1.88 at December 31, 2002, compared with 1.31at the end of 2001. The Company’s quick ratio was 1.41 at December 31, 2002 compared with 0.95 at December 31, 2001.

b)	The Company’s shareholders’ equity of approximately NIS 50 million at December 31, 2002, accounted for approximately 47% of its total balance sheet and served the Company as a principal source of financing in comparison to shareholders’ equity of approximately NIS 46.4 million that accounted for approximately 45% of its balance sheet at December 31, 2001.

c)	The average amount of credit provided to the Company’s customers was approximately NIS 22.6 million and the average credit the Company obtained from its suppliers and service providers was approximately NIS 10 million, in 2002 as compared with approximately NIS 22.8 million and approximately NIS 13.8 million, respectively, at December 31, 2001.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

d)	The average amount of short-term credit from the bank was approximately NIS 18.4 million in 2002 as compared with approximately NIS 14.8 million at December 31, 2001.

e)	The average amount of long-term bank credit was approximately NIS 15.3 million in 2002 as compared with approximately NIS 16.4 million at December 31, 2001.

6.	Option Plans for Employees, Directors and Interested Parties

6.1.	During the period January 2002 to February 2003, RoboGroup issued 3,000 ordinary registered shares of par value NIS 0.5 each of the Company, as a result of the exercise of 3,000 stock options. RoboGroup’s stock options were allotted on February 9, 1998 to a trustee on behalf of employees of the Company and its subsidiaries, and are exercisable in consideration for a cash payment in NIS equal to US$ 0.50 per option..

As of the date of this report, 75,400 stock options remained in the hands of the employees of RoboGroup and its subsidiaries that have not yet been exercised into RoboGroup shares. At this time, 42,600 stock options remain in the hands of RoboGroup and have not yet been issued to the employees of RoboGroup or its subsidiaries.

6.2.	On March 13, 2003, 773,500 options were allotted to the trustee for directors and employees of the Company and its subsidiaries, that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option.This plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The options will be exercisable for 10 years, starting January 1, 2003, and will be subject to the lock-up provisions under Section 102 of the Israeli Income Tax Ordinance.

6.3.	In addition to the allotment described in Section 6.2, on March 13, 2003, 190,000 options were allotted to RoboGroup’s directors that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option (the “Directors Plan”). The Directors Plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The terms governing the exercise and holding of the options in the Directors Plan are identical to the terms of the employee stock option plan, subject to the provisions of any law.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

7.	Undertaking of Indemnification and realese from Liability

In November 2002, RoboGroup’s Board of Directors approved that undertakings of indemnification and realese from liability be given to RoboGroup’s directors and officers. This resolution was approved by the general shareholders meeting of the Company on December 17, 2002. According to the letters of indemnification, the Company undertook irrevocably to indemnify each and every recipient of the indemnification against any liability or expense incurred by him or her due to an act, including an omission, made by them in their capacity as officers of the Company, or as a result of an act made by them as an officer or employee of another corporation, which they assumed as a result of their being officers of the Company. The letters of indemnification are subject to the provisions of the law and of the Company’s Articles of Association. The amount of the indemnification under the letters of indemnification to all the recipients cumulatively, will not exceed an amount in NIS equal to US$ 4 million for a single event.

8.	Motion to Approve a Distribution

In November 2002, RoboGroup filed a motion with the Tel Aviv District Court to approve a distribution by way of a purchase of Company shares, pursuant to Section 303 of the Israeli Companies Law, 1999. The sum of the distribution requested to be approved was NIS 2,140 thousand. The Company’s principal creditors have consented to the distribution in principle. According to the instructions of the District Court, RoboGroup has retained an independent CPA to provide an opinion on the Company’s solvency.

9.	General Meeting of the Company’s Shareholders

An annual general meeting of RoboGroup’s shareholders was held on December 17, 2002. The General Meeting approved the reelection of RoboGroup’s directors, approved the award of a grant to two managers and directors of the Company, in the total sum of US$ 80,000, approved the Company’s stock option plans for employees and directors as mentioned above, approved the undertaking of indemnification and exemption from liability for directors and officers as mentioned above, and the appointment of the Company’s CPAs.

10.	External Factors

The changes in the world economy and the terrorist attacks in the U.S. on September 11, 2001 impacted and continue to impact the stock prices on stock exchanges throughout the world and in the U.S. in particular, and in this context also affected the stock prices of RoboGroup’s securities traded on the Tel Aviv Stock Exchange as well as on the Nasdaq Stock Market.

The continued slowdown of the world economy and the terrorist attacks in the U.S. on September 11, 2001, have affected the Company’s business in the following markets:

RoboGroup T.E.K. Limited

Directors’ Report for 2002

•	A slowdown has been observed in the market for motion control products throughout the world. A more substantial slowdown was observed in the upper segment of the market (e.g. machines for the semi-conductor industries). YEC ,which continues to be YET’s sole customer,suffered a significant drop in the sales of these product lines. This has also affected YET’s business.

•	A substantial slowdown was observed in the networking market, which is one of the central potential markets for MemCall products. This has brought about a reduction in the potential market, a slower penetration of new technologies and products into the market, as well as a delay in investment activity in the market. The slowdown in the target markets for MemCall products and the significant decline in venture capital investments in new enterprises have had an adverse effect on MemCall.

•	In the global education market, institutional investments in education infrastructures declined as a result of thelack of economic resources for institutional entities in general and for the education institutions in particular, due to the slowdown in the world economy on the one hand and the increasing investments in security and safety markets on the other hand. The decrease in financial resources available for the products of the Education Sector has brought about a reduction of its potential sales.

•	The Israeli education market has suffered for some time from a shortage in resources for investment in infrastructures, educational software and laboratories for science and technology education. The additional cutbacks in the education budget are expected to substantially reduce the investments in these fields.

______________________ Rafael Aravot Chairman of the Board and CEO	______________________ Haim Schleifer Director and Joint General Manager

Date: March 30, 2003

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products, newly launched, currently being set or in development, the impact of constructing of clients, reliance on a strategy of acquiring companies and on strategic alliances, exposure to product liability claims, dependence on patent and other protections for our innovative products, fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Chaikin, Cohen, Rubin & Gilboa.
Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 03-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

INDEPENDENT AUDITORS’ REPORT
To the Shareholders of RoboGroup T.E.K LTD.

We have audited the accompanying balance sheets of RoboGroup T.E.K LTD. (hereinafter - the Company) as of December 31, 2002 and 2000, and the consolidated balance sheets as of the same dates and the related statements of operations, statements of changes in shareholders’ equity and statements of cash flows - for each of the three years ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We have not audited the financial statements of the consolidated companies whose joint assets represent approximately 29% and 24% of the total consolidated assets as of December 31, 2002 and 2000 respectively and whose joint revenues represent approximately 41%, 24%, and 38% of the total consolidated revenues for the years ended December 31, 2002, 2000 and 1999 respectively. The financial statements of those companies were audited by other independent public accountants whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of those other public accountants.

We conducted our audit in accordance with generally accepted auditing standards, including those prescribed by the Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our examination and on the reports of the other public accountants referred to above, the above mentioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2002 and 2000 and the results of operations, changes in shareholders’ equity, and cash flows - of the Company and consolidated - for each of the three years ended December 31, 2002, in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to the financial statements of the Company, such accounting principles are practically identical in the said countries, save for the measurement in terms of a constant purchasing power, which became an accepted accounting practice in Israel during a period of hyperinflation and save for certain matters summarized in note 28). It is also our opinion that the above mentioned financial statements have been prepared in conformity with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in note 2, the above mentioned financial statements are presented in adjusted values adjusted to changes in the general purchasing power of the Israeli currency, in accordance with opinions of the institute of Certified Public Accountants in Israel.

/s/ Chaikin Cohen Rubin
Chaikin Cohen Rubin
& Gilboa
Certified Public Accountants (Isr.)

Tel-Aviv, March 30, 2003

RoboGroup T.E.K. Limited

Balance Sheets

(Adjusted NIS in Thousands, to December 2002)

		Consolidated			Company

	Note	Convenience Translation into U.S.$ 2002 U.S.$(K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Assets

Current assets
Cash and cash equivalents		5,235	24,800	11,487	16,525	5,146
Short-term investments	3	105	498	2,168	498	2,168
Trade receivables	4	4,225	20,012	25,156	6,613	3,168
Other receivables and debit balances	5, 19a	540	2,560	4,253	5,678	6,573
Inventories	6	3,352	15,881	(**)16,521	4,438	4,523

		13,457	63,752	59,585	33,752	21,578

Long-term investments

Investments in investee and other companies	7	23	110	110	25,578	29,527

		23	110	110	25,578	29,527

Fixed assets	9	8,621	40,839	(**)41,766	36,685	37,559

Deferred taxes	25	163	774	756	357	359

Other assets	10	145	687	415	332	—

		22,409	106,162	102,632	96,704	89,023

(*) Convenience translation into U.S. Dollars
(**)  Reclassified

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Balance Sheets

(Adjusted NIS in Thousands, to December 2002)

		Consolidated			Company

	Note	Convenience Translation into U.S.$ Dec 31, 2002 U.S.$(K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Liabilities

Current liabilities
Credit from banks	11	2,732	12,946	23,768	12,763	23,613
Trade payables	12	1,844	8,737	11,161	3,897	3,075
Other payables and credit balances	13	2,591	12,272	10,461	8,198	5,382

		7,167	33,955	45,390	24,858	32,070

Long-term liabilities
Loans from banks	14	4,490	21,269	9,328	21,269	9,328

Liability for termination of employee/employer relationship, net	15	212	1,006	1,482	645	1,193

		4,702	22,275	10,810	21,914	10,521

Commitments, contingent liabilities and pledges	16

Shareholders’ equity

Share capital	17	2,451	11,611	11,610	11,611	11,610

Authorized capital as at December
     31, 2002 and 2001  was
     25,000,000 shares of NIS 0.5 par
     value of  which 11,224,152 and
     11,221,152 shares were issued
     and outstanding on December
     31, 2002 and 2001 respectively

Capital reserves		9,591	45,434	45,308	45,434	45,308
Accumulated deficit		(1,286)	(6,091)	(9,464)	(6,091)	(9,464)
Shares purchased at cost		(216)	(1,022)	(1,022)	(1,022)	(1,022)

		10,540	49,932	46,432	49,932	46,432

		22,409	106,162	102,632	96,704	89,023

/s/ Haim Schleifer	/s/ Rafael Aravot

Haim Schleifer	Rafael Aravot,
Director and Joint General Manager	Chairman of the Board and CEO

Date of approval of the financial statements:  March 30, 2003

The accompanying notes are an integral part of the financial statements.
(*) Convenience translation into U.S. Dollars

RoboGroup T.E.K. Limited

Statement of Operations

(Adjusted NIS in Thousands, Except Income per NIS 1 of Par Value of Shares)

		Consolidated year ended				Company year ended

	Note	Convenience Translation into U.S.$ Dec 31, 2002 U.S.$(K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

Revenues	22	18,539	87,819	87,597	67,952	39,559	24,398	26,819
Cost of revenues	23	8,911	42,210	52,281	38,593	19,374	13,164	13,469

Gross profit		9,628	45,609	35,316	29,359	20,185	11,234	13,350

Operating expenses
Research and development expenses, net	24	2,745	13,001	12,576	7,154	3,062	3,811	4,302
Marketing and selling expenses	24	3,064	14,514	16,136	10,864	3,599	3,441	3,136
Administrative and general expenses	24	2,933	13,893	12,844	10,390	7,566	7,579	6,950

		8,742	41,408	41,556	28,408	14,227	14,831	14,388

Operating income (loss)		886	4,201	(6,240)	951	5,958	(3,597)	(1,038)

Financial income (expenses), net	24	(302)	(1,429)	1,962	1,482	(2,146)	3,079	52
Other expenses income, net	24	353	1,672	2,755	1,438	2,171	2,790	3,093

Income before taxes on income		937	4,444	(1,523)	3,871	5,983	(2,272)	2,107

Taxes on income	25	226	1,071	905	566	—	533	—

Income (loss) before Company’s share of operating results of Investee companies		711	3,373	(2,428)	3,305	5,983	1,739	2,107

Company’s share of (losses) income of Investee companies		-	-	-	(1,034)	(2,610)	(4,167)	164

Income (loss) before accumulated effect for prior years because of changes in accounting policy		711	3,373	(2,428)	2,271	3,373	(2,428)	2,271

Accumulated effect for prior years because of changes in accounting policy		-	-	-	(2,182)	-	-	(2,182)

Net income (loss)		711	3,373	(2,428)	89	3,373	(2,428)	89

Net income (loss) per share before accumulated effect for prior years because of changes in accounting policy		0.07	0.31	(0.21)	0.21	0.31	(0.21)	0.21

Net income (loss) per share	26	0.07	0.31	(0.21)	0.01	0.31	(0.21)	0.01

(*) Convenience translation into U.S. Dollars
The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Statement of Changes in Shareholders’ Equity

(Adjusted NIS in Thousands, to December 2002)

	Number of shares	Share capital NIS	Premium on shares NIS	Capital reserves NIS	Shares purchase cost & Assigned Loans guaranteed by company’s shares	Accumulated earnings (deficit) NIS	Total NIS

Balance at January 1, 2000	10,255,292	11,401	32,928	1,908	(2,610)	(7,125)	36,502

Return on company’s shares acquisition (Note 17)	90,539	-	4,154	-	186	-	4,340

Issuance of shares	120,000	65	5,215	-	-	-	5,280

Exercise of options	231,800	126	507	-	-	-	633

Capital fund due to surplus from waiver of employee benefits provisions by an associated party	-	-	-	396	-	-	396

Repayment of a loan for the acquisition of shares	-	-	-	-	195	-	195

Net income	-	-	-	-	-	89	89

Balance at December 31, 2000	10,697,631	11,592	42,804	2,304	(2,229)	(7,036)	47,435

Exercise of options	30,200	18	59	-	-	-	77

Repayment of a loan for the acquisition of shares	-	-	141	-	1,207	-	1,348
Loss	-	-	-	-	-	(2,428)	(2,428)

Balance at December 31, 2001	10,727,831	11,610	43,004	2,304	(1,022)	(9,464)	46,432

Exercise of options	3,000	1	4	-	-	-	5

Adjustments on translation of financial statement of an autonomous consolidated company	-	-	-	122	-	-	122
Net income	-	-	-	-	-	3,373	3,373

Balance at December 31, 2002	10,730,831	11,611	43,008	2,426	(1,022)	(6,091)	49,932

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flow

(Adjusted NIS in Thousands, to December 2002)

	Consolidated year ended				Company year ended

	Convenience Translation into U.S.$ Dec 31, 2002 U.S.$ (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

Cash flows from current operations:
Net income (loss)	711	3,373	(2,428)	89	3,373	(2,428)	89
Adjustments to reconcile net income to net cash flows derived from current operations (Appendix A):	2,168	10,268	(2,081)	9,042	6,051	7,795	5,605

Net cash derived from current operations (applied to current operations)	2,879	13,641	(4,509)	9,131	9,424	5,367	5,694

Cash flows applied to investment operations:

Credit given to consolidated Companies	-	-	-	-	-	(10,061)	(12,127)

Acquisition of an operation (Appendix D)	(130)	(617)	-	(10,831)	(617)	-	-
Investments in other companies	-	-	-	(661)	-	(430)	(857)
Acquisition of fixed assets	(467)	(2,213)	(2,800)	(8,520)	(2,046)	(1,848)	(7,405)
Proceeds from sales of fixed assets	119	563	190	668	1,383	-	668
Repayment from subsidiaries	-	-	-	-	1,339	-	-

Sale (Acquisition) of short-term investments	318	1,505	-	(64)	1,505	-	(64)
Deposit in provident fund for directors	-	-	(2,735)	-	-	(2,735)	-

Investment in a partially consolidated company, fully consolidated for the first time (Appendix C)	-	-	-	(78)	-	-	(78)

Cash net derived from (applied to) investment operations	(160)	(762)	(5,345)	(19,486)	1,564	(15,074)	(19,863)

Cash flows derived from financing operations:
Increase (decrease) in short term credit from banks, net	(73)	(348)	6,680	2,754	(393)	6,825	2,596
Long-term loans received	164	780	-	6,501	780	-	6,501
Repayment of long –term loans	-	-	(2,382)	(2,292)	-	(2,354)	(2,261)
Consideration from share issuance & company’s sale of shares	-	-	142	9,619	-	-	9,619
Loan repayment by interested parties to acquire shares in the Company	-	-	1,207	195	-	1,207	195
Exercise of options by employees	1	4	77	510	4	77	510

Cash flows derived from financing operations	92	436	5,724	17,287	391	5,755	17,160

Increase (decrease) in cash and cash equivalents	2,811	13,315	(4,130)	6,932	11,379	(3,952)	2,991

Cash and cash equivalents at the beginning of the year	2,424	11,487	15,617	8,685	5,146	9,098	6,107

Cash and cash equivalents at the end of the year	5,235	24,802	11,487	15,617	16,525	5,146	9,098

(*) Convenience translation into U.S. Dollars

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flow (Adjusted NIS in Thousands, to December 2002)

Appendix A: Adjustments to reconcile cash flows derived from current operations:

	Consolidated year ended				Company year ended

	Convenience Translation into U.S.$ Dec 31, 2002 U.S.$ (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

Income and expenses not involving cash flows:
Company’s share in loss (income) from Investee companies	-	-	-	1,036	2,610	4,167	(164)

Depreciation and amortization	578	2,737	2,570	2,561	1,697	1,793	1,577

Increase (decrease) in liability for termination of employee/employer relationship	(100)	(476)	(18)	161	(548)	(99)	185

Write-down of loans	145	687	(513)	(1,269)	704	(320)	(943)

Decrease (increase) in value of
negotiable securities	36	169	(84)	798	169	(84)	798

Decrease (increase) in deferred tax receivable	(4)	(18)	(68)	(758)	2	-	-

Miscellaneous	19	90	-	124	28	-	118

	674	3,189	1,887	2,653	4,662	5,457	1,571
Changes in assets and liabilities:

Decrease (increase) in trade receivables	1,122	5,316	(4,663)	3,560	(3,272)	867	891

Decrease (increase) in debit balances of consolidated companies	-	-	-	147	(578)	(512)	242

Decrease (increase in other receivables and debit balances	357	1,693	(49)	322	1,473	1,360	2,326

Decrease (increase) in inventories	(**)147	(**)694	5,319	(4,254)	139	1,598	(1,687)

Increase (decrease) in trade payables	(514)	(2,435)	(5,361)	4,254	811	(849)	1,190

Increase (decrease) in other payables and credit balances	382	1,811	786	2,360	2,816	(126)	1,072

	1,494	7,079	(3,968)	6,389	1,389	2,338	4,034

	2,168	10,268	(2,081)	9,042	6,051	7,795	5,605

Appendix B: Non-monetary events

Conversion of loans from long-term to short-term	-	-	10,946	-	-	10,946	-

Conversion of loans from short-term to long-term	2,823	13,374	-	-	13,374	-	-

A consolidated company converted a loan of  NIS 12,036 thousands to capital on January, 1 2002

(*)	Convenience translation into U.S. Dollars
(**)	Reclassified

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flow (Adjusted NIS in Thousands, to December 2002)

Appendix C:	Investment in a related consolidated company that became fully consolidated for the first time.

Consolidated For year ended December 31,2000

NIS (K)

Working capital net	308
Fixed assets	(162)
Long Term obligation	(26)
Goodwill	(198)

(78)

Appendix D:   Activities Acquisition

	Consolidated For year ended December 31,

	2002 NIS (K)	2000 NIS (K)

Working capital net	(285)	(9,906)
Other assets	(332)	-
Fixed assets	-	(562)
Goodwill	-	(363)

	(617)	(10,831)

The accompanying notes are an integral part of the financial statements

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 1 – General

A.

RoboGroup T.E.K. Limited was incorporated in 1982 under the name of Eshed Robotec (1982) Ltd. The Company changed its name to its current name in May 2001. RoboGroup T.E.K. Limited is engaged in the development, manufacture and marketing of robotic and other products intended for training in industrial manufacturing technologies, including remote learning over the internet (e-learning). The Company has a number of Investee companies, the principal objects of which are marketing the Company’s products, marketing products in the fields of science, technology and computerization in the education market, production and marketing of computerized numerical control (CNC) machines for training and industry and software for the planning and the production by computer (CAD/CAM), development and marketing of new industrial technologies in the field of industrial motion control, and the development of a technology to shorten significantly the time taken to access and extract data from the memory of a computer (see Appendix to the Financial Statements).

B. Definitions

In these Financial Statements:

	The Company	RoboGroup T.E.K. Limited.

	Consolidated companies	Companies which are 70%-100% owned and controlled by the Company.

	Proportionately consolidated	Jointly owned companies in which no shareholder has complete control and in which the Company has 50% ownership

	Affiliated company	A company, not including a consolidated company or a proportionately consolidated company, the Company’s investment in which is included in the Company’s Financial Statements on an equity value basis.

	Investee companies	Wholly and proportionately consolidated companies and affiliated companies.

	Interested parties and Affiliates	As defined by the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993 and in Opinion No.29 of The Institute of Certified Public Accountants in Israel, respectively.

C.	Use of Estimates in Preparation of the Financial Statements

The preparation of Financial Statements according to generally accepted accounting principals, requires that the management prepare estimates and assumptions that effect the sums of assets and liabilities that are presented in the financial statements, on the presentation regarding conditional assets and contingent liabilities as of balance sheet dates, and the sums of income and expenses in the reported periods. The actual results may therefore differ from these estimates.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 – Significant Accounting Policies

The principal accounting policies, which have been applied consistently with those of prior years, are as follows:

A.	Adjusted Financial Statements

1. General

The financial statements are prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency, in accordance with an Opinion of The Institute of Certified Public Accountants in Israel.

Amounts in the financial statements, including comparative amounts, have been adjusted for changes in the Israeli Consumer Price Index (hereinafter – “CPI”) according to the CPI published for December 2002.

The term “cost” in these financial statements means cost in adjusted New Israeli Shekels (NIS).

The adjusted values of non-monetary items do not necessarily represent their economic values, but merely show their historical cost adjusted for changes in the purchasing power of the Israeli currency.

A summary of the Company’s nominal figures, on which the adjusted financial statements are based, is given in Note 27.

The adjusted consolidated financial statements at December 31, 2002 and for the year then ended, have been translated into U.S. dollars (hereinafter – the “dollar”) purely for the convenience of American readers. The translation was made according to the representative exchange rate of the dollar to NIS on December 31, 2002 (US$1 = NIS 4.737). The translated dollar amounts should not be construed as amounts receivable or payable in dollars or convertible into dollars.

2.	Adjustment policies and supplementary data:

A. Balance Sheets

Non-monetary items are adjusted for changes in the CPI from the month of the transaction to the month of the balance sheet. The following items are treated as non-monetary items: inventories; prepaid expenses; advances paid to suppliers, long-term investments; fixed assets; know-how and shareholders’ equity.

Monetary items are presented in the adjusted balance sheet in the same amounts as in the nominal value financial statements.

The equity value of the investment in affiliated companies is determined according to the adjusted financial statements of those companies.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

2.	Adjustment policies and supplementary data (cont’d)

B. Statements of Operations:

Items in the statements of operations are adjusted for changes in the CPI as follows:

Amounts relating to non-monetary items (e.g. depreciation and changes in inventories) and certain provisions (e.g. liability for termination of employee/employer relationship) are adjusted on the same basis as the related balance sheet item.

Other revenue and expense items, except for financing items, are adjusted on the basis of changes in the CPI between the date of the transaction and balance sheet date.

The net financing item is separated from the other revenue and expense items and is expressed as real financing revenues and expenses, including the write-down of monetary items.

B.	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and those of its subsidiaries (consolidated companies). These financial statements also include the Company’s portion (mainly 50%) of the assets, liabilities, income and expenses of companies owned jointly.

Significant inter-company balances and transactions (including unrealized internal profits) have been eliminated for the purpose of consolidation.

C.	Recognition of Income

Revenues from the sales of products dependent on installation are recognized on the conclusion of the installation. For contracts under which the Company is entitled to revenue after the execution of defined stages of the transaction without a liability to complete, the revenue is recognized with the entitling delivery. Revenues from the sales of shelf products are recognized on delivery to the customer. Revenues from the execution of work ordered are recognized on its completion and only when there is no significant uncertainty of the customers’ acceptance of the goods and the receipt of the consideration.

Revenues from development services are recognized upon completion of the development, and in accordance with the terms of the related contracts.

Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract.

Revenues from the sale of software rights are recognized when the rights are transferred to the customer, when payment has been determined, collection is probable and the Company has no liabilities due to the sale.

If substantial commitments exist for additional performance, such as software development, software adjustment, integration or installation, revenues are usually recognized in accordance with the percentage of completion, based on an estimate of the proportionate part of the work that has been performed.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

D.	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and deposits with banks which have original maturities of three months or less.

E.	Negotiable Securities

Securities are held for the short term as marketable securities and are stated at market value. Changes in value are included in other income and expenses.

The Company’s shares that were bought by the Company and by consolidated companies (treasury shares) are presented as a deduction from shareholders’ equity.

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:

Raw materials – by the moving average method. Work in progress and finished products: The raw materials component - by the moving average method.

Labor and production overheads component – on the basis of actual manufacturing costs.

Bought-in products – by the “first in, first out” method.

G.	Investments in Investees and Other Companies

The investments in Investee companies are stated in the Company’s financial statements on an equity value basis.

The excess of cost of the investment in an Investee company over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of three to ten years.

Investments in other companies, held as long-term investments, are presented at cost which, according to a management estimate, does not exceed their fair value.

H.	Translation of Foreign Currency

Until December 31, 2001, all the consolidated companies operating abroad were an extension of the Company. Accordingly, their assets and liabilities has been translated into NIS at the exchange rates in effect on balance sheet date, except for non-monetary items which were translated at historical rates and adjusted for changes in the CPI.

Revenue and expense items were translated at the average monthly exchange rate in effect at the time of the transaction and adjusted for changes in the CPI.

Starting in 2002, because of changes in the nature of activity of a consolidated company abroad due to, among other things, the receipt of a commitment from banks in its jurisdiction to be given credit lines, and the growing trend an increase in the consolidated company’s activities that refer to output not originating from the parent company, the consolidated company became, in practice, an autonomous entity, and the U.S. dollar became its functional currency. Therefore, the subsidiary’s financial statements as of December 31, 2002 and for the year ending on that date have been translated according to closing rates, and translation differences in the sum of approximately NIS 122 thousands and have been attributed to a translation of foreign currency differences capital fund.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

I.	Customers - Allowance for doubtful debts

Provision for doubtful debts has been calculated on a specific basis, in respect to debts whose collection is in doubt.

J.	Fixed Assets

Fixed assets are stated at cost. Company manufactured assets are valued at the cost of finished products of the same type less accumulated depreciation.

Financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized.

Depreciation is calculated according to the straight line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives:

%

Machinery and equipment (mainly 20%)	10-20
Office equipment and furniture (mainly 6%)	6-10
Computers and computerized equipment (mainly 33%)	20-33
Vehicles (mainly 20%)	15-20
Building (mainly 2%)	2-4

K.	Intangible Property

Intangible property includes mainly goodwill, know-how and rights to products. Goodwill represents the excess of cost of the investments in businesses and consolidated companies over their fair value at acquisition, amortized at annual rates over a period of three to ten years. Know-how and rights to products are amortized according to the straight line method on the basis of their estimated useful lifetime, which is approximately three years.

L.	Deferred Taxes

Deferred taxes are based on timing differences between the reported amounts of assets and liabilities and the amounts taken into account in the determination of the company’s taxable income. The deferred tax is calculated according to the liability method. In this respect, the Company recognizes tax benefits receivable where the expectation of realization is more likely than not. Deferred tax is calculated at the tax rates which are expected to be in effect at the time of realization, as far as is known at the time of the preparation of the financial statements.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

L. Deferred Taxes (cont’d)

The Company and a proportionately consolidated company have surpluses future tax benefits emanating from tax exempt income as an “approved enterprise”. The distribution of a dividend out of such income would give rise to the imposition of corporation tax at the rate of 20% in respect to that income. If such dividends are distributed, tax expenses will be recorded in the statement of operations. It is the intention of the Company and the proportionately consolidated company to reinvest its tax exempt income. Accordingly, there is no provision for deferred taxes in respect of tax exempt income.

In the calculation of deferred taxes, taxes which might be imposed upon the distribution of dividends by proportionately consolidated companies were not taken into account, because it is the Company’s policy not to distribute dividends which would increase the group’s tax liability.

M.	Research and Development Costs

Research and development costs are charged to income as incurred and related grants are deducted from the related cost on an accrual basis.

N.	Product Warranty

The provision is calculated specifically for the obligation relating to each individual product sold and usually for a period of one year from the date of sale.

O.	Foreign Currency Hedging Transactions

The Company engages in forward foreign currency transactions in order to minimize the risks inherent in changes in exchange rates in respect of commitments to sell products in currencies other than U.S. or Israeli. Profits or losses arising from such changes in exchange rates are recorded in the statement of operations, as incurred, and the premium or discount resulting from such transactions is amortized over the term of the contract.

The Company has implemented the directives of FAS 133 and FAS 138, according to which any financial derivatives should be stated in the assets and liabilities of a balance sheet on the basis of fair value.

There has not been any material activity in any financial derivatives since FAS 133 and FAS 138 were implemented.

P.	Options to Employees

The Company has adopted U.S. Opinion APB 25 for the accounting treatment for a share option program for employees and director-shareholders.

Accordingly, Note 28 gives proforma data had the Company chosen to adopt U.S. Statement FAS 123 for the accounting treatment of benefits inherent in the above mentioned program.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

Q.	Changes in Accounting Policy for the Recognition of Income in the Statement of Operations

In December 1999, the SEC published SAB 101 “The Recognition of Income in Financial Statements” (hereinafter – the Standard), which summarized the  SEC’s commentaries regarding the application of generally accepted accounting principles with respect to the recognition of income in financial statements. The Company had initially adopted this Standard in its financial statements for the year ended December 31, 2001. The main effect on the Company due to adopting the Standard relates to the deferral of the recognition of income from the sale of some of the Company’s products until the date of their installation. Prior to the publication of the Standard, the Company recognized the income from these products on delivery to the customer. The change in accounting treatment is manifested in the statement of operations in the year 2000 by an accumulated effect at the beginning of the year, relating to prior years.

R.	Earnings Per Share

The basic earnings per share are calculated on the basis of a weighted average of the issued and paid-up shares during the year, with no accounting for possible dilution.

The fully diluted earnings per share include the effect of a possible dilution from options given to employees.

S.	Reclassification

Certain comparative figures have been reclassified in order to adjust the presentation of data in the reported year.

T.	Application of New Accounting Standards and their Effect on the Financial Statements

In October 2001 the Israel Accounting Standards Board issued Israel Accounting Standard 12 which deals with discontinuing the adjustment of financial statements and Israel Accounting Standard 13 concerning the effect of changes in the rates of exchange of foreign currencies. Israel Accounting Standard 14, which deals with interim financial reporting, was published in August 2002, and Israel Accounting Standard 15, which concerns the impairment of assets, was published in December 2002.

Israel Accounting Standard 12 deals with discontinuing the adjustment of financial statements to inflation in Israel. Pursuant to this standard, the adjustment of financial statements to inflation in Israel will be discontinued as of January 1, 2003. The Company will continue to draw up adjusted financial statements until December 31, 2002 , pursuant to Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted figures in the financial statements as of December 31, 2002 shall be the basis for financial statements in nominal terms as of January 1, 2003 ..

Israel Accounting Standard 13 permits a company  to continue adjusting its  financial statements to changes in foreign currency exchange rates pursuant to Section 29(a) of Opinion 36 of the Institute of Certified Public Accountants in Israel, until the Israel Accounting Standards Board publishes a new standard on the subject. This standard requires a disclosure of the reasons for the presentation of the financial statements in a foreign currency. The standard further requires a disclosure of the reasons for any change in the reporting currency.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

On December 31, 2002, the Israel Accounting Standards Board decided, in Standard 17, to defer the effective dates of Standards 12 and 13 to January 1, 2004.

The objective of Standard 14, which deals with interim financial reporting, is to prescribe the minimum content of an interim financial report and to prescribe the principles for recognition and measurement in the financial statements for an interim period. This Standard, which is based on International Accounting Standard (IAS) No. 34, Interim Financial Reporting, supersedes Opinion 43 issued by the Institute of Certified Public Accountants in Israel, Interim Financial Reporting, and Opinion 60 which amends Opinion 43 with regard to the elimination of disclosures on nominal figures in interim financial statements. This Standard becomes operative for financial statements covering periods beginning on or after January 1, 2003.

Standard 15, which concerns the impairment of assets, is based on IAS No. 36, and prescribes the accounting treatment of an impairment of assets and of a reversal of such impairment, including investments in joint ventures that are not subsidiaries, goodwill which derives from the acquisition of subsidiaries and fair value adjustments. The Standard applies to financial statements for periods beginning on or after January 1, 2003. The effective date of Standard 15 was deferred by the Israel Accounting Standards Board to February 2, 2003.

In the Company’s estimation, the new accounting standards specified above will have no material effect on its results of operations, financial condition and cash flows.

U.	Exchange Rates and Basis of Linkage

Balances in, or linked to, foreign currency are stated in the financial statements at the representative rates of exchange in effect at balance sheet date, as published by The Bank of Israel. Balances linked to the CPI are included in the balance sheets according to the latest index published prior to balance sheet date.

Hereunder are details of the index and dollar exchange rates:

	Dollar Exchange Rates	Index

	NIS	Points

At December 31, 2002	4.737	115.1
At December 31, 2001	4.416	108.1
At December 31, 2000	4.041	106.6

Rates of increase (decrease) in the years		in percentage %

2002	7.3%	6.48%
2001	9.2%	1.41%
2000	(2.7)%	-

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 3 -	Short-Term Investments

A. Composition

	Consolidated and Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Negotiable securities
Shares	57	268	383
Bonds	22	105	439
Mutual participation funds	-	-	767

	79	373	1,589

Deposits	26	125	579

Total	105	498	2,168

B. Pledges - see Note 16 C

Note 4 -	Trade Receivables

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Customers:
Open accounts	4,355	20,625	25,727	6,311	3,007
Checks for collection	176	835	666	487	282

Total trade receivables	4,531	21,460	26,391	6,798	3,289

Less: Allowance for doubtful debts	(306)	(1,448)	(1,235)	(185)	(121)

	4,225	20,012	25,156	6,613	3,168

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 5 -	Other Receivables and Debit Balances

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Loans to employees	23	107	164	54	152
Institutions	39	368	202	520	63
Deferred taxes	64	307	428	-	-
Consolidated companies	-	-	-	3,729	3,151
Others	414	1,778	3,459	1,375	3,207

	540	2,560	4,253	5,678	6,573

Note 6 -	Inventories

	Consolidated			Company

	Dec 31, 2002 U.S.$(K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Raw materials	1,993	9,443	9,075	2,018	2,390
Work in process	516	2,443	1,234	635	194
Finished products	671	3,179	5,018	1,785	1,939
Bought-in finished products	172	815	1,194	-	-

	3,352	15,880	16,521	4,438	4,523

(*) Convenience Translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 7 -	Investments in Investee and Other Companies

A. Composition

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Investment in consolidated
companies:
Cost of shares				13,759	1,723
Accumulated losses				(22,667)	(16,463)

				(8,908)	(14,740)

Long-term loans and debit
balances (1)				24,060	37,435

				15,152	22,695
Investment in proportionally
consolidated companies
Cost of shares				2,912	2,912
Accumulated income				7,404	3,810

				10,316	6,722

Investment in other
companies
Cost of shares	23	110	110	110	110

	23	110	110	25,578	29,527

(1)	Some of the balances are not linked and carry a variable interest – in 2002 approximately 14.3%.
(*)	Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 7 -	Investments in Investee and Other Companies (cont’d)

B. Supplementary Information

(1) In 2000 the Company, through a consolidated company, began establishing a company by the name of MemCall LLC (82% owned) (hereinafter: “MemCall”) that was registered in Delaware, USA in March 2001.

MemCall is engaged in the development of a technology which is applicable to a variety of computer systems, and which could significantly shorten the time required for the location and retrieval of data in a computer’s memory. The outcome of the new technology is expected to be the development of an electronic memory “chip.

In early 2001 RoboGroup’s Board of Directors determined two milestones for completing an investment of US$2.5 million in MemCall. In November 2001, RoboGroup’s Board of Directors acknowledged that MemCall met the two milestones.

In May 2002, RoboGroup’s Board of Directors approved an additional US$1 million investment in MemCall, subject to several milestones being met by the end of 2002. In January 2003, RoboGroup’s Board of Directors approved an additional investment of US$0.75 million, while examining the investment during the course of the period in accordance with MemCall’s progress toward the milestones that were determined. The additional financing (pursuant to these two resolutions) will be provided in accordance with MemCall’s letter of undertaking which provides, among other things, that the sum of the investment will be either repaid by MemCall on specified dates or, alternatively, converted into additional share capital in MemCall, at RoboGroup’s discretion. According to this last resolution, RoboGroup’s investment in MemCall is expected to total approximately US$4.25 million, of which US$2 million were invested in share capital, and the balance in a convertible loan.

RoboGroup’s investment in MemCall in 2002 amounted to the total sum of approximately NIS 7.7 million (US$1.6 million). RoboGroup’s aggregate investment in MemCall, as of December 31, 2002, amounted to approximately US$3.3 million.

The investment was used primarily for the development activity of Memcall.

(2)	Hereunder is summary data of the Company’s share in the assets and liabilities, income and expenses of a proportionately consolidated company:

a. Assets and Liabilities

	Dec. 31

	2002 U.S.$ (K) (*)	2002 NIS (K)	2001 NIS (K)

Current assets	2,640	12,504	8,178
Non current assets	374	1,770	2,142

Current liabilities	(726)	(3,439)	(2,440)
Long-term liabilities	(42)	(200)	(166)

Shareholders’ equity	2,246	10,635	7,714

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 7 -	Investments in Investee and Other Companies (cont’d)

b. Income and Expenses

	Dec. 31

	2002 U.S.$ (K) (*)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

Income	2,042	9,671	16,991	18,866
Expenses	(1,425)	(6,750)	(14,113)	(16,859)

Net income	617	2,921	2,878	2,007

Note 8 -	Acquisition of Operations

In December 2002, the Company signed an agreement with Mentergy Ltd. for the acquisition of assets relating to the TrainNet activity (an e-learning product for distance learning via satellite broadcasts and broadband lines) in consideration for approximately NIS 617 thousand (consisting of approximately US$ 130 thousand in cash and an undertaking to pay royalties on certain sales for three years , as specified in the agreement). In the agreement the Company acquired, among other things, proprietary rights to the software, the right to use the name TrainNet and production files and engineering documentation for the product. The Company regards this transaction as an additional step in the expansion of its activities in the growing field of distance learning and e-learning.

Hereunder are data of the assets acquired:

Consolidated

Oct. 31

2002 NIS (K)

Other receivable	143
Inventories	142
Other assets	332

617

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 9 -	Fixed Assets

Composition

	Machinery and Equipment (1) NIS (K)	Office Equipment and Computers NIS (K)	Vehicles NIS (K)	Building (2) NIS (K)	Leasehold Improvements NIS (K)	Total NIS (K)	TOTAL (*) U.S.$ (K)

Consolidated Cost

Balance at Jan 1, 2002	(**)7,651	6,857	2,109	37,658	785	(**)55,060	11,623
Additions	93	602	188	1,286	44	2,213	467
Disposals	(158)	(369)	-	(35)	(1)	(563)	(119)

Balance at Dec 31, 2002	7,586	7,090	2,297	38,909	828	56,710	11,971

Accumulated Depreciation

Balance at Jan 1, 2002	4,555	4,535	1,437	2,730	37	13,294	2,806
Provision for the year	699	943	211	1,138	31	3,022	638
Disposals	(147)	-	(298)	-	-	(445)	(94)

Balance at Dec 31, 2002	5,107	5,478	1,350	3,868	68	15,871	3,350
Depreciated cost at Dec 31, 2002	2,479	1,612	947	35,041	760	40,839	8,621

Depreciated cost at Dec 31, 2001	(**)3,096	2,322	672	34,928	748	(**)41,766	(**)8,817

	Machinery and Equipment NIS (K) (1)	Office Equipment and Computers NIS (K)	Vehicles NIS (K)	Building NIS (2)	Total NIS (K)

The Company Cost

Balance at Jan 1, 2002	2,543	4,955	1,259	37,652	46,409
Additions	5	475	280	1,286	2,046
Disposals	(10)	(1,344)	-	(29)	(1,383)

Balance at Dec 31, 2002	2,538	4,086	1,539	38,909	47,072

Accumulated Depreciation

Balance at Jan 1, 2002	2,028	3,286	810	2,726	8,850
Additions	85	169	142	1,141	1,537
Disposals	-	-	-	-	-

Balance at Dec 31, 2002	2,113	3,455	952	3,867	10,387

Depreciated Cost at 31.12.02 (1)	425	631	587	35,042	36,685

Depreciated Cost at 31.12.01 (1)	515	1,669	449	34,926	37,559

(*)	Convenience translation into U.S.$
(**)	Reclassified

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 9 -	Fixed Assets (cont’d)

(1)	Includes:

	(i)	Demonstration equipment amounting to NIS 595 thousand (2001– NIS 552 thousand);
Fixed assets used for research and development amounting to NIS 718 thousand (2001 – NIS 937 thousand).

(2)	Includes:

(i)

An investment in a building in Rosh Ha’Ayin in which the Company and its Israeli Investee companies conduct their activities. The Company has a capitalized leasehold on the land on which the building is erected. The lease expires in 2042.

	(ii)	Capitalized financing expenses of NIS 1,332 thousand.

(3)	As to pledges, see Note 16C.

Note 10 -	Other Assets

	Consolidated			Company

	Dec. 31,			Dec. 31,

	2002	2002	2001	2002	2001

	* US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Goodwill	126	598	559	-	-
Accumulated depreciation	(51)	(243)	(144)	-	-

	75	355	415	-	-

Intangible assents	70	332	-	332	-
Accumulated depreciation	-	-	-	-	-

	70	332	-	-	-

	145	687	415	332	-

(*)	Convenience translation into U.S $

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 11 -	Credit from Banks

A. Composition

		Consolidated			Company

	Rate of Interest% (**)	Dec 31, 2002 (*) U.S.$(K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Overdrafts	7	39	186	508	3	389
Short-term loans (in NIS)	5 - 6	1,736	8,225	4,385	8,225	4,366
Short-term loans in foreign currency (1)	4	-	-	17,240	-	17,240

Current maturities of long- term loans		957	4,535	1,635	4,535	1,618

		2,732	12,946	23,768	12,763	23,613

(**)  As at December 31, 2002
(1)     Mainly in Japanese Yen and U.S $

B.     As regards guarantees for the loans, see Note 16 C.

(*) Convenience translation into U.S $

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 12 -	Trade Payables

	Consolidated			Company

	Dec 31, 2002 (*) U.S.$ (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Open balances	1,750	8,289	9,992	3,797	2,591
Checks for collection	94	448	1,169	100	484

	1,844	8,737	11,161	3,897	3,075

Note 13 -	Other Payables and Credit Balances

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Income in advance	24	116	37	747	491
Advance by customers	31	141	1,233	10	175
Payroll and related expenses	708	3,357	2,291	2,305	1,562
Liabilities to interested parties (1)	41	192	99	192	99
Liabilities to a proportionately consolidated company	-	-	240	63	437
Accrued expenses	941	4,459	3,811	3,385	2,297
Other obligations	846	4,007	2,750	1,496	321

	2,591	12,272	10,461	8,198	5,382

(1) Unlinked and free of interests
(*) Convenience translation into U.S $

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 14 -	Loans From Banks

A. Composition

		Consolidated			Company

	Interest Rate (**)	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Loans in foreign currency (1)	4	3,441	16,301	-	16,301	-
Loan – linked to CPI	6	2,006	9,503	10,963	9,503	10,946

		5,447	25,804	10,963	25,804	10,946
Current maturities		(957)	(4,535)	(1,635)	(4,535)	(1,618)

		4,490	21,269	9,328	21,269	9,328

Repayment by years
Current maturities in the first year		957	4,535	1,436	4,535	1,436
- In the second year		957	4,535	1,436	4,535	1,436
- In the third year		957	4,535	1,436	4,535	1,436
- In the fourth year		957	4,535	1,436	4,535	1,436
- In the fifth year and thereafter		662	3,129	3,584	3,129	3,584

		4,490	21,269	9,328	21,269	9,328

		5,447	25,804	10,963	25,804	10, 946

(**) As at December 31, 2002
(1) Mainly in Japanese Yen and US Dollars.

 B. As to guarantees for the loans, see Note 16 C

Note 15 -	Liability for Termination of Employee/Employer Relationship, net

The liability of the Company and its Investee companies to pay severance pay to their employees is covered by the provision and by the payment of premiums for managers’ insurance policies. In addition, the companies make payments into a general provident fund. The amounts deposited in the provident fund and the amounts paid for managers’ insurance policies in the names of the companies include accrued profits and may be withdrawn subject to restrictions determined by law.

Composition:

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Liability for severance pay	836	3,960	4,205	2,831	2,983
Less – deposits in a provident fund	(624)	(2,954)	(2,723)	(2,186)	(1,790)

	212	1,006	1,482	645	1,193

(*) Convenience translation into U.S $

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 15 -	Liability for Termination of Employee/Employer Relationship, net (cont’d)

The provision for severance pay for director-shareholders assumes that their employment will terminate under circumstances which do not entitle them to increased severance pay.

In this regard, and as to life insurance of the type “risk life insurance” for the benefit of director-shareholders, see Note 16.A.3.

Note 16 -	Commitments, Contingent Liabilities and Pledges

A. Commitments

1. Lease agreements

(a)	A consolidated company has a lease agreement which will expire on July 31, 2003. Future rent amounts to approximately US$ 73 thousand until the end of the term of the agreement.

(b)	A consolidated company has a lease agreement that will expire on January 14, 2004. The balance of future rental payments as of December 31, 2002 is in the amount of approximately US$ 70 thousand.

(c)	A consolidated company has a lease agreement which will expire on November 31, 2003. Future rent amounts to approximately US$ 14 thousand for a period of nine months.

2. Royalties and know-how

The Company, a consolidated company and a proportionately consolidated company are committed to paying royalties on products developed under projects supported by the Office of the Chief Scientist, at the rate of 2%–4.6% of the sale price, limited to the amount of grant received (linked to the rate of the dollar). To balance sheet date the grant balance on which royalties have not yet been accrued amounts to US$ 3.3 millions in the consolidated statements.

3. Commitments to directors

Terms of employment of director/shareholders who are employed by the Company (hereinafter in this section – “the Directors”) include, inter alia, the following:

(a)

Monthly linkage for changes in the CPI on the salaries of three directors who are employed full time by the Company and assurance of real increment annually of  5% or 10%, on condition that the consolidated pre-tax earnings will equal or be greater than $0.5 million and $1 million, respectively.

In October 2001, pursuant to a recovery plan, the Directors resolved to reduce the cost of their wages by 15% for a period of 7 months, they have also exercised an option to extend the period for a further 7 months, without prejudicing their social benefits.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 16 -	Commitments, Contingent Liabilities and Pledges (cont’d)

(b)	Annual bonuses on earnings for all the Directors together are:

	•	Where the consolidated pre-tax earnings are less than $1 million – 4.15% of those earnings.

	•	Where the said annual earnings are between $1 million and $2 million – 8.35% of those earnings.

	•	Where the said annual earnings exceed $2 million – 12.5% of those earnings.

(c)

The grant of an additional 75% of severance pay (150% until December 1995) in     the event of dismissal or resignation on the grounds of a breach of contract with the Director, or under any other circumstances which are viewed by law as a dismissal of an employee (severance pay at the normal rate will be paid in the event of voluntary resignation). As at December 31, 2002, the amount of the addition was approximately NIS 3.5 million (approximately $0.75 million).

(d)

Risk-life insurance, in addition to normal severance pay, in an amount of $1 million for each of the three full-time directors, and $333 thousand each to two other directors, including grossed-up benefits to directors. The insurance coverage amounts to an inclusive sum of approximately NIS 16.7 million (approximately $3,667 thousand), and is covered by risk-life policies in the name of each of the Directors.

(e)	The Company maintains a Directors and Officers Liability Insurance Policy in the amount of approximately $ 7.5 million. For additional data, see also Note 19 (A) hereunder.

(f)

The Company has undertaken irrevocably to indemnify its directors and officers for any liability or expense incurred by them due to an act, including an omission, performed by them in their capacity as officers of the Company. The amount of the indemnification under the letters of indemnification to all the recipients of the indemnification, cumulatively for a single event, will not exceed an amount in NIS equal to US$ 4 million.

The Company has also provided its directors and officers indemnification letters according to which the Company will irrevocably indemnify each such director and officer  (under Section 259 of the Companies Law), from liability for damages caused to the Company due to the breach of the officers’ or director’s duty of care to the Company.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 16 -	Commitments, Contingent Liabilities and Pledges (cont’d)

B. Contingent Liabilities

1. Guarantees

(a)

The Company has given a guarantee of up to $1 million for the liabilities of a consolidated company to a bank. The consolidated company has given an unlimited guarantee for the Company’s liabilities to the bank.

To balance sheet date, the consolidated company had not utilized this guarantee.

(b)	A consolidated company has provided bank guarantees of approximately NIS 100 thousand (approximately $ 21 thousand) for its liabilities in connection with Ministry of Education tenders.

(c)	The Company made a deposit in respect of a performance guarantee in the amount of approximately $ 136 thousand after the balance sheet date.

(d)	The Company has provided guarantees in the amount of approximately NIS 142 thousand to secure its liabilities in connection with the acquisition of a new activity and a debt on a building.

(e)	After the balance sheet date, the Company gave a performance guarantee in the amount of approximately $49 thousand.

2. Claims

(a)

A claim was filed against the Company by a subcontractor of an included ex-company at the Labor Court for payment of approximately NIS 320 thousand, for an alleged debt of the Company to the plaintiff.

(b)

A claim was filed against a consolidated company by a former supplier for moneys which the plaintiff claims the consolidated company owes him, in the sum of approximately NIS 257 thousand. The company has no ability to predict the prospect of this claim.

For these claims the company has not made any provision in its financial statements.

C. Pledges

1. The Company

(a)	In order to obtain credit from a bank the Company pledged to the bank its real estate rights and the right to receive rent.

(b)	The Company has pledged vehicles and mortgaged its portfolio of marketable securities, notes and other securities as security for the receipt of credit and other banking services.

2. Consolidated Companies

(a)

A consolidated company has assigned and pledged in favor of a bank cash due to it from customers amounting to approximately NIS 285 thousand at December 31, 2002. It has also registered a senior fixed lien on its vehicles.

(b)	A consolidated company has given a bank a senior floating pledge on its notes.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 16 -	Commitments, Contingent Liabilities and Pledges (cont’d)

(c)	A consolidated company has pledged to a bank its vehicles and its right to receive monies from a customer.

3. Proportionately Consolidated Company

A proportionately consolidated company has pledged in favor of a bank all of its accounts (checking, deposits and marketable securities), at the balance sheet date - approximately NIS 1.7 million, to secure credit from this bank when requested by the Company.

Balance of liabilities secured is as follows:

		Consolidated			Company

	Note	Dec 31, 2002 U.S.$ (K) *	Dec 31,2002 NIS (K)	Dec 31,2001 NIS (K)	Dec 31,2002 NIS (K)	Dec 31,2001 NIS (K)

Short-term credit	11	1,775	8,411	22,133	8,228	21,995
Long-term liabilities (including current maturities)	14	5,447	25,804	10,963	25,804	10,946

		7,222	34,215	33,096	34,032	32,941

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 17 - Share Capital

1.	Programs for issuing shares to directors and options to employees were performed as follows:

(1.1)

On March 2, 1997, 700,000 shares were issued to a trustee on behalf of seven directors who are shareholders at a total value of NIS 1.3 million (NIS 1.96 - per share par value NIS 0.5 in December 2002 adjusted NIS – according to the share price at the approval date). The shares were paid for by means of a loan in the same amount that was provided to the Directors by its consolidated company, Robotec Technologies Ltd.

The loan is linked to the CPI, carries 2-4% interest and is guaranteed only by a pledge of the above mentioned shares that are held by the trustee until the repayment of the loan by the directors – shareholders.

The right to the shares accumulates over a five year period starting January 1, 1997 so that every year each beneficiary will be entitled to receive up to 20% of the total number of shares that were issued to the trustee on the beneficiary’s behalf (December 31, 2000 – 700,000 shares).

During the years 2000 and 2001, the interested parties fully repaid the loans. Upon repayment of the loan, 700,000 shares that were held by the trustee were transferred to the seven directors.

(1.2)

On February 9, 1998, 405,000 options were issued to a trustee on behalf of 35 employees of the Company who were not interested parties at an exercise price in NIS equal to U.S.$ 0.50 per share, according to the share price at the approval date.

The right to exercise the options accrues gradually so that in the first year each grantee is entitled to exercise an amount equal to 40% and in each subsequent year that right increases by an additional 20% of the total number of options that were issued to the trustee on the beneficiary’s behalf (in 2001 – 100%). Exercise of the options is conditional on the beneficiary being employed by the Company or its subsidiary under certain rules set by the plan. The right to exercise the option will expire on December 31, 2006.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 17 -	Share Capital (cont’d)

Below is the balance of the options issued in 1998:

	For December 31, 2001	For December 31, 2002

Number of options exercised by employees	282,000	285,000
Number of options exercisable by employees	78,400	75,400
Number of options returned to the trustee as a result of the cessation of employees’ rights to exercise them and were not reallocated (*).	42,600	42,600

(*) According to the terms of the option plan, the Company is entitled to instruct the trustee to transfer all or some of the option warrants to an employee of the Company or of subsidiaries controlled by the Company at that time, provided that the employee is not an interested party or due to become an interested party as a result of receiving the said option.

(1.3)

On November 13, 2000 the Company’s Board of Directors approved a plan for allocating 1.5 million options to directors of RoboGroup and employees of the Company. In June 2001 the plan was cancelled by the Board of Directors.

(1.4)

On December 20, 2001, the General Meeting of Shareholders approved the allotment to an interested party and a former advisor of the company, of 12,500 options for the purchase of ordinary shares of RoboGroup Ltd. of NIS 0.5 par value. The exercise price is $ 4.07 for each option.

2.

On November 11, 2002 the Company’s Board of Directors approved a plan to allot 1,270,000 options to buy ordinary shares of the Company of par value NIS 0.5 each in consideration for an exercise price equal to $0.91 per share. The plan includes an allotment of 570,000 options to directors of the Company, which was approved by the meeting of the audit committee of October 29, 2002 and by the Company’s general meeting on December 17, 2002. The balance of 700,000 options is reserved for the employees of the Company and its consolidated companies in Israel and overseas. The vesting period is over 5 years from the date of issuance.

On March 13, 2003, the company issued 773,500 options to a trustee for directors and employees of the company and the subsidiary companies. In addition on March 13, 2003, the company issued 190,000 options to the directors according to the option plan.

3.	Purchase of the Company’s shares by the Company and its consolidated companies

	a.	On October 10, 2002 the Company’s Board of Directors resolved to buy up to $450,000 of the Company’s shares and to reconsider the resolution after each $100,000 acquisition.

For the purpose of executing this resolution, the Company filed a motion with the Tel Aviv District Court on November 17, 2002 to approve a distribution by way of purchase of the Company’s shares, pursuant to Section 303 of the Companies Law, 1999. The amount of the distribution sought to be approved by the Court is NIS 2,140 thousand. The Company’s principal creditors have consented to the distribution in principle.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 17 -	Share Capital (cont’d)

b.	As of December 31, 2002, the Company holds 494,321 of its own shares.

Note 18 -	Financial Instruments and Credit Risks

A. Foreign Exchange Forward Transactions

The Company and its consolidated companies had no outstanding futures contracts as of December 31, 2002.

Results of foreign exchange forward transactions included in the financial statements:

	Consolidated

	For the year ended December 31.

	(*) 2002 U.S.$ (K)	2002 NIS (K)	2001 NIS (K)

Income from foreign exchange forward transactions	-	-	217

B. Credit Risks

The cash, cash equivalents and short term investments of the Company and its Investee companies (the “Group”), are deposited mainly in Israeli banks and a U.S. bank.

Approximately 11% of the Company’s sales are made in Israel to a large number of customers who are mainly local municipalities and educational institutions.

Export sales and sales overseas are made mainly through dealers, and via them to a large number of end users. The breakdown of customer credit as of December 31, 2002 amounting to approximately  NIS 20,012 thousand in the consolidated statements and to approximately NIS 6,613 thousand in the Company’s statements is as follows:

(1)	Customer receivables due from local municipalities or educational institutions in Israel amount to approximately NIS 1,720 thousand in the consolidated statements.

(2)

Other customer receivables, some of which are secured by notes and letters of credit, and most of which are not guaranteed, amount to approximately NIS 18,292 thousand in the consolidated statements and to NIS 6,613 thousand  in the Company’s statements.

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 18 -	Financial Instruments and Credit Risks (cont’d)

In general, the Company’s exposure to credit risks through customer receivables is limited, as the Company invariably verifies the credit worthiness of its customers and also requests customer securities, when necessary, according to the risk factor of the export shipments.

The financial statements include an allowance for doubtful debts, calculated for specific receivables whose collection is considered to be in doubt.

C.

A proportionately consolidated company with revenues of approximately NIS 10 (**) million (in 2001, approximately NIS 17 (**) million), that is included in the Consolidated Statement of Operations, has only one customer (the other shareholder in the company).

(**) Including revenues from execution of projects.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 19 -	Balances and Transactions with Interested Parties and Investee

A.	Balances Due from or to Interested Parties and Investee

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31,2001 NIS (K)	Dec 31,2002 NIS (K)	Dec 31, 2001 NIS (K)

Current assets
Consolidated companies from merchandising operations (1)	-	-	-	3,729	3,151

Long-term debit balances consolidated companies	-	-	-	15,152	22,695

Interested parties	66	315	-	315	-

Investee	1,047	4,962	2,426	-	-

Current payables
Liabilities to interested parties (2)	197	933	134	933	134
Proportionately consolidated companies	7	32	218	63	437
			-		-
Liabilities for severance pay
Directors/shareholders	22	105	326	105	326

(1)	A sum of NIS 2,035 thousand linked to foreign currency (in 2000 NIS 2,889 thousand).
(2)	The highest balance during the year for Consolidated and Company was NIS 933 thousand (during the year 2001, NIS 209 thousand).
(*)	Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 19 -	Balances and Transactions with Interested Parties and Investee (cont’d)

B. Income and Expenses with Interested Parties and Investees

		Consolidated year ended			Company year ended

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

Sales to consolidated companies	-	-	-	-	8,503	10,614	8,414
Sales to proportionately consolidated companies	-	-	27	66	-	52	131
Revenue from an Investee	2,076	9,834	16,991	18,838	-	-	-
Purchases from consolidated companies of proportionately Consolidated Company	-	-	-	-	355	27	194
Purchases from proportionately consolidated companies	22	103	-	-	206	-	-
Purchases from an Investee of proportionately Consolidated Company	50	237	2,705	13,223	-		-
Payroll and related expenses for directors (includes 2 external directors)	873	3,645	3,286	2,951	4,136	3,286	2,690
Management fees received from proportionately consolidated companies	42	198	567	2,340	395	1,133	4,680
Participation of consolidated companies in expenses	-	-	-	-	922	468	972
Interest from (to) consolidated companies and a proportionally consolidated company	-	-	(32)	-	327	331	425
Participation of proportionately consolidated companies in expenses	36	169	394	29	338	788	59
Rent income	101	480	402	399	1,024	1,191	1,219
Income from sales of know-how to a proportionately owned company	-	-	-	1,045	-	-	2,084
Proceeds of sales of fixed assets to a proportionately owned company	-	-	-	332	-	-	665
Directors – salaried managers	3	3	3	4	3	3	4

Directors – Board members	9	9	6	6	9	6	6

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 19 -	Balances and Transactions with Interested Parties and Investee (cont’d)

C.

Additional information: On the 31 of December 2002 one of the company directors that was paid by salary, retired from the company.  The director received a compensation of approximately NIS 400 thousands, However he is still functioning as a non-paid director.

D.	Additional Transactions with Interested Parties and Investees
Regarding issuing shares to directors, who are shareholders, see Note 17.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 20 -	Linked Balances

	December 31, 2002					December 31, 2001

Consolidated	Linked to foreign currency NIS (K)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Autonomous Unit & Non- monetary items NIS (K)	Total NIS (K)	Linked to foreign currency NIS (K)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Non- monetary items	Total NIS (K)

Assets
Cash and cash equivalents (1)	21,525	-	1,883	1,394	24,802	6,755	-	4,732	-	11,487
Short-term investments	-	75	423	-	498	-	-	2,168	-	2,168
Trade receivables	11,188	-	2,737	6,087	20,012	15,674	323	9,159	-	25,156
Other receivables and debit balances	146	-	2,147	267	2,560	2,577	-	1,676	-	4,253
Inventories	-	-	1,883	15,880	15,880	-	-	-	16,521	16,521
Investments in other companies	-	-	-	110	110	-	-	-	110	110
Fixed assets	-	-	-	40,839	40,839	-	-	-	41,766	41,766
Other assets	-	-	-	687	687	-	-	-	415	415
Deferred Taxes	-	-	-	774	774	-	-	-	756	756

	32,859	75	7,190	66,038	106,162	25,006	323	17,735	59,568	102,632

Liabilities
Short-term bank credits	2,444	2,091	8,411	-	12,946	17,240	1,635	4,893	-	23,768
Trade payables (1)	1,128	-	5,501	2,108	8,737	2,704	-	8,457	-	11,161
Other payables and credit balances	264	1,129	9,980	899	12,272	904	-	9,557	-	10,461
Long-term loans (1)	13,858	7,411	-	-	21,269	-	9,328	-	-	9,328
Liability for termination of employee/employer relationship, net	-	1,006	-	-	1,006	-	1,482	-	-	1,482

	17,694	(11,637)	23,892	3,007	56,230	20,848	12,445	22,907	-	56,200

Excess of assets (liabilities)	15,165	(11,562)	(16,702)	63,031	(49,932)	4,158	(12,122)	(5,172)	59,568	46,432

(1) The foreign balances are mainly in Dollars and Japanese Yen.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 20 -	Linked Balances (cont’d)

	December 31, 2002					December 31, 2001

Consolidated	Linked to foreign currency NIS (K)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Autonomous Unit & Non-monetary items NIS (K)	Total NIS (K)	Linked to foreign currency NIS (K)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Non-monetary items	Total NIS (K)

Assets
Cash and cash equivalents (1)	14,934	-	1,591	-	16,525	5,086	-	60	-	5,146
Short-term investments	-	75	423	-	498	-	-	2,168	-	2,168
Trade receivables	6,115	-	498	-	6,613	2,365	-	803	-	3,168
Other receivables and debit balances	114	-	1,694	1,921	3,729	2,889	-	262	-	3,151
Consolidated companies – short-term	-	-	1,949	-	1,949	-	-	3,422	-	3,422
Inventories	-	-	-	4,438	4,438	-	-		4,523	4,523
Investments in Investee companies and other companies	9,613	-	431	15,534	25,578	28,352		1,175	-	29,527
Fixed assets	-	-	-	36,685	36,685				37,559	37,559
Other assets	-	-	-	332	332				-	-
Deferred Taxes	-	-	-	357	357				359	360

	30,776	75	6,586	59,267	96,704	38,692	-	7,890	42,441	89,024
Liabilities
Short-term bank credits (1)	2,444	2,091	8,228	-	12,763	17,240	1,618	4,755	-	23,613
Trade payables	259	-	3,638	-	3,897	260	-	2,815	-	3,075
Other payables and credit balances	-	838	7,360	-	8,198	-	-	5,382	-	5,383
Long-term bank loans (1)	13,858	7,411	-	-	21,269	-	9,328	-	-	9,328
Liability for termination of employee/employer relationship, net	-	645	-	-	645	-	1,193	-	-	1,193

	16,561	10,985	19,226	-	46,772	17,500	12,139	12,952	-	42,592

Excess of assets (liabilities)	14,215	(10,910)	(12,460)	59,267	49,932	21,192	(12,139)	(5,062)	42,441	46,432

(1) The foreign balances are mainly in Dollars and Japanese Yen

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 21 -	Financial Data regarding Segments According to Commercial and Geographical Areas

A.  Sales by Commercial Segments

1. 1. General

(a)	Management recognizes reportable segments using the following method:

The Group’s reportable segments are differentiated mainly according to the nature of the products and the services rendered.

(b)	Description of the reportable segments

Segment of sales to educational institutions (“Segment A”) – this segment includes sale of robotic products, automation products, computerized numerical control (CNC) machining and software for computer-aided design and computer-aided manufacturing (CAD/CAM), developed and produced by the Company and a consolidated company and other products for educational institutions in Israel and abroad and marketed to dealers representing the Company and directly to institutions, including supply centers of the Israeli Ministry of Education, as well as the e-learning activity.

Segment of motion control products (“Segment B”) – this segment includes the development and sale of innovative industrial technologies in the motion control industry. These products are developed and marketed by a proportionately consolidated company.

Business development segment (“Segment C”) – this segment includes R&D and other expenses in MemCall.

Building segment (“Segment D”) – this segment includes income from the lease of a building owned by the Company to outside tenants and Investee companies.

2. Information regarding reportable profit and assets

(a) Measurement of income and assets of the operational segments:

The measurement of income and assets of the reportable operational segments is made on the basis of the same accounting rules applied in preparing these financial statements, as detailed in the note dealing with accounting policies.

Sales between segments are made on the basis of market prices. The segments’ income reflects the profit after taxes, and includes all that segments’ income and expenses.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 21 -	Financial Data regarding Segments According to Commercial and Geographical Areas (cont’d)

           (b) Financial data regarding the reportable operational segments

	Consolidated

	Segment A NIS (K)	Segment B NIS (K)	Segment C NIS (K)	Segment D NIS (K)	Adjustment NIS (K)	Total NIS (K)

Year ended December 31, 2002
Revenues from customers	77,686	10,302	-	5,439	(2,789)	90,638
Inter-segment revenues	-	(169)	-	(2,650)	-	(2,819)

Revenues	77,686	10,133	-	2,789	(2,789)	87,819

Financing income (expenses), net	272	253	-	(1,954)	-	(1,429)

Depreciation and amortization	1,444	157	283	1,138	-	3,022

Segment income (loss)	7,966	1,663	(7,588)	1,501	(169)	3,373

Assets (at end of year)	4,177	1,039	582	35,041	-	40,839

Acquisition of fixed assets	611	113	203	1,286	-	2,213

	Consolidated

	Segment A * U.S.$ (K)	Segment B * U.S.$ (K)	Segment C * U.S.$ (K)	Segment D * U.S.$ (K)	Adjustment * U.S.$ (K)	Total * U.S.$ (K)

Year ended December 31, 2002
Revenues from customers	16,400	2,175	-	1,148	(589)	19,134
Inter-segment revenues	-	(36)	-	(559)	-	(595)

Revenues	16,400	2,139	-	589	(589)	18,539

Financing income (expenses), net	58	53	-	(413)	-	(302)

Depreciation and amortization	305	33	60	240	-	638

Segment income (loss)	1,681	351	(1,602)	317	(36)	711

Assets (at end of year)	882	219	123	7,397	-	8,621

Acquisitions of fixed assets	129	24	43	271	-	467

	Consolidated

	Segment A NIS (K)	Segment B NIS (K)	Segment C(**) NIS (K)	Segment D NIS (K)	Adjustment NIS (K)	Total NIS (K)

Year ended December 31, 2001
Revenues from customers	70,039	18,125	-	5,545	(2,896)	90,813
Inter-segment revenues	-	(567)	-	(2,649)	-	(3,216)

Revenues	70,039	17,558	-	2,896	(2,896)	87,597

Financing income (expenses), net	1,819	716	-	(573)	-	1,962

Depreciation and amortization	613	244	103	1,520	-	2,480

Segment income (loss)	(1,322)	2,758	(6,780)	2,862	-	(2,428)

Assets (at end of year)	5,459	1,083	700	34,524	-	41,766

Acquisitions of fixed assets	941	286	803	770	-	2,800

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 21 -	Financial Data regarding Segments According to Commercial and Geographical Areas (cont’d)

(b) Financial Data by Geographical Areas.

Revenues by geographical areas:

	Consolidated year ended				Company year ended

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

North America	8,028	38,030	40,533	17,108	7,462	7,218	8,197
Israel (1)	2,032	9,627	17,089	18,953	1,698	3,395	5,639
Far East (**)	3,461	16,388	22,294	16,613	6,554	5,305	4,983
Europe	436	2,067	2,398	3,218	4,180	2,398	3,176
South America	2,179	10,324	4,677	4,274	10,324	4,677	4,274
Others	2,403	11,383	606	7,786	9,341	1,405	550

Total	18,539	87,819	87,597	67,952	39,559	24,398	26,819

(1) Includes sales to supply centers of the Israeli Ministry of Education	512	2,425	5,396	7,067

Investments and fixed assets – by geographical areas

	Consolidated year ended			Company year ended

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Israel	8,158	38,646	38,925	36,685	37,559
U.S.A.	463	2,193	2,841	-	-

	8,621	40,839	41,766	36,685	37,559

(*)   Convenience translation into U.S.$
(**) Reclassified

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 22 – Income

	Consolidated year ended				Company year ended

	2002 U.S.$ (K) *	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

Production operations	14,659	69,441	66,854	47,670	39,222	23,265	21,858
Trade activities	1,768	8,375	14,824	16,182	-	-	-
Management fees	36	169	566	2,480	337	1,133	4,961
Development services and production licensing	2,076	9,834	5,353	1,620	-	-	-

	18,539	87,819	87,597	67,952	39,559	24,398	26,819

(*)   Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 23 -	Cost of Revenues

		Consolidated year ended				Company year ended

		Dec 31, 2002 * U.S.$ (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

A	Manufacturing
	operations
	Materials consumed	4,775	22,615	26,733	19,442	8,043	4,926	6,110
	Payroll and related expenses	2,343	11,098	7,951	6,450	5,913	3,386	3,736
	Subcontractors	565	2,680	1,478	2,513	2,896	1,478	2,266
	Others	1,052	4,977	3,787(**)	2,188(**)	2,213	1,817(**)	1,657(**)
	Depreciation and amortization	110	488	493	376	235	312	235
	Decrease (increase) in inventories of work-in-process	(96)	(453)	643	(22)	(453)	643	(22)
	Decrease (increase) in finished products	(668)	(3,163)	1,935	(655)	527	602	(513)

		8,073	38,242	43,020	30,292	19,374	13,164	13,469

B	Commercial
	Operations
	Goods purchased	595	2,815	7,849	6,986	-	-	-
	Decrease (increase) in commercial goods inventories	(2)	(8)	249	379	-	-	-

		593	2,807	8,098	7,365	-	-	-

	Including purchases for tender of the Ministry of Education	332	1,573	4,179	4,915	-	-	-

C	Development services and production licensing
	Payroll and related expenses	132	627	950	603	-	-	-
	Depreciation and amortization	4	17	27	30	-	-	-
	Others	109	517	186	303	-	-	-

		245	1,161	1,163	936	-	-	-

(*)	Convenience translation into U.S.$
(**)	Reclassified

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 24 -

Additional Data Relating to Statements of Operations

		Consolidated For year ended December 31.				Company For year ended December 31.

		2002 (*) U.S.$ (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

A.	Research and
	Development Costs, Net
	Research and development expenses	3,395	16,079	12,576	7,344	3,062	3,811	4,302
	Less grants	(650)	(3,078)	-	(190)	-	-	-

		2,745	13,001	12,576	7,154	3,062	3,811	4,302

B.	Marketing and
	Sales Expenses
	Payroll and related expenses	1,581	7,489	10,029	7,304	2,382	2,194	2,398
	Advertising and trade shows	319	1,513	1,602	833	24	44	48
	Depreciation and amortization	116	549	904	684	206	243	233
	Others	1,048	4,963	3,601	2,043	987	960	457

		3,064	14,514	16,136	10,864	3,599	3,441	3,136

C.	Administrative and
	General Expenses
	Payroll and related expenses	1,785	8,455	6,945	6,144	4,300	6,470	4,439
	Depreciation and amortization	85	401	718	403	190	163	232
	Doubtful debts	38	181	103	124	71	9	86
	Others	1,078	5,107	5,078	3,719	3,005	937	2,193

		2,986	14,144	12,844	10,390	7,566	7,579	6,950

D.	Financial Income
	(Expenses), Net
	Income (expenses) due from long-term debts	70	332	312	325	225	3,142	(1,304)
	Income (expenses) due from short-term credit	(372)	(1,761)	1,650	1,157	(2,371)	(63)	1,356

		(302)	(1,429)	1,962	1,482	(2,146)	3,079	52

E.	Other Income (Expenses)
	Income from building rental, net	317	1,503	2,618	1,191	2,340	2,706	1,805
	Profit (loss) from negotiable securities	36	169	134	(798)	(169)	84	(798)
	Income (loss) from disposals of fixed assets and sale of know-how	-	-	3	1,045	-	-	2,086

		353	1,672	2,755	1,438	2,171	2,790	3,093

(*)  Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 25 -	Taxes on Income

A. Israeli companies are assessed for tax purposes under The Income Tax (Adjustments for Inflation) Law 1985. Under the Law there is a general provision for the preservation of capital from erosion as a result of inflation.

B. Composition of Tax Expense

	Consolidated For the year ended December 31.				Company For the year ended December 31.

	2002 U.S.$ (K) *	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

Current taxes	204	968	973	1,324	-	531	-
Deferred taxes	22	103	(68)	(758)	-	2	-

	226	1,071	905	566	-	533	-

(*) Convenience translation into U.S.$

C.  Composition of Deferred Taxes

Deferred taxes arising from timing differences in assets and liabilities as of December 31, 2002 and 2001, result mainly from social benefits to employees (provisions for vacation and severance pay).

The Company did not create income tax receivables on losses carried forward due to the uncertainty of realization.

D. Movement in Deferred Taxes:

	Consolidated				Company

	Items				Items

	Current NIS (K)	Non-Current NIS (K)	Total NIS (K)	Total U.S.$ (K) *	Current NIS (K)	Non-Current NIS (K)	Total NIS (K)

Balance as at December 31, 2001	428	756	1,184	250	-	359	359
Changes in the year	(121)	18	(103)	(22)	-	(2)	(2)

Balance as at December 31, 2002	307	774	1,081	288	-	357	357

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 25 -	Taxes on Income (cont’d)

E.	Below is a reconciliation between the theoretical tax expense (the regular tax rates applied to the reported income before tax) and the tax expense for the Group:

		Consolidated For the year ended December 31.				Company For the year ended December 31.

		2002 U$ (K) *	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

	Income (Loss) before taxes	937	4,444	(1,523)	3,871	5,983	2,272	2,107
	Tax rate	36%	36%	36%	36%	36%	36%	36%

	Theoretical tax	338	1,600	(548)	1,394	2,153	(818)	758

	Increase (decrease) in tax due to:
	Losses utilized during previous years	(655)	(3,102)	(438)	(497)	(2,261)	-	(387)
	Permanent differences and other (mainly expenses that are not allowed to be deducted)	60	288	10	(331)	198	(10)	(371)
	Previous years taxes (1)	20	93	(816)	-	-	-	-
	Losses in respect of which no tax benefits were recorded	579	2,742	2,697	-	(90)	1,361	-
	Tax benefits from an approved enterprise	(116)	(550)	-	-	-	-	-

		(112)	(529)	1,453	(828)	(2,153)	1,351	(758)

	Taxes on income	226	1,071	905	566	-	533	-

(1)	Due to a benefit from receiving “approved enterprise” status. (see section G).
(*)	Convenience translation into U.S.$

F.	Tax rates at which the taxes were calculated:

Current taxes 22% - 36% (see para. G.) Deferred taxes 36%

In a proportionately consolidated company, the tax rate that was taken into account for the calculation of deferred taxes was 22%, which is the weighted tax rate that is expected to apply upon utilization of the benefits due to the “approved enterprise”  (See note 25G).

The Company and consolidated companies have carry forward tax losses, which can be utilized in 2003 amounting to approximately NIS 1 million and NIS 11 million, respectively.

The American consolidated company’s carry forward loss can be utilized between 2005 and 2018.

G.

Certain investments in fixed assets made by proportionally consolidated company have been granted an “approved enterprise” status subject to the law. The company chose the alternative income course, accordingly income from the “approved enterprise” will be exempt from taxes for two years after which a reduced tax rate of 20% will be enacted for the remaining benefit period. The benefit period is a 10 year period beginning in the year in which the company first generates taxable income and contingent to a time period limitation as stated in the law. These benefits are contingent on an investment by foreigners of at least 50%. The program was enacted in 2000 and accordingly the benefit period is expected to end in 2009.  Dividends distributed from “approved enterprise” income will be liable for a 15% corporate tax rate. If the company should distribute dividends from exempt income, at 20% tax rate will be withheld of the amount distributed (see note 2 L). The above mentioned benefits are contingent on the company meeting the terms of the law and regulations and an authorization letter according to which the company invested in an “approved enterprise”. Non - fulfillment of these terms may lead to the cancellation of some or all of the above mentioned befits and a demand for the repayment of certain amounts including interest.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 25 -	Taxes on Income (cont’d)

H.	Tax Benefits as an “Industrial Company”

The Company is an “Industrial Company”, as defined by the Law for the Encouragement of Industry (Taxation) 1979 and, as such, is entitled to certain benefits stipulated by that Law.

I.	Final tax assessments

The Company and its consolidated companies have final tax assessments under the law up to and including the tax year 1998.
A proportionately consolidated company has been issued final tax assessments up to and including the tax year 1999.

Note 26 -

Earnings (Loss) per Share

Number of Shares in the Calculation of Income/Loss Per Share:

	2002	2001	2000

Number of shares par value, NIS 0.5 per share	10,730,831	10,727,831	10,697,631

The Company reported only basic earnings per share, because the dilutive effect of the outstanding options and conditional shares is immaterial.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 27 -	Extract of the Company’s Financial Statements in Nominal Terms

A.	Balance Sheets

	For the year ended December 31.

	2002 NIS (K)	2001 NIS (K)

Current Assets
Cash and cash equivalents	16,525	4,832
Short-term investments	498	2,036
Trade receivables	6,613	2,975
Consolidated companies	3,729	2,959
Other receivables and debit balances	1,949	3,213
Inventories	4,390	4,200

	33,704	20,215

Investment in Investee companies and others	25,578	27,518

Fixed Assets	30,508	31,071

Deferred Taxes	566	234

	90,356	79,038

Current Liabilities
Credit from banks	12,763	22,172
Trade payables	3,897	2,887
Other payables and credit balances	8,198	5,054

	24,858	30,113

Long-Term Liabilities
Long-term bank loans	21,269	8,759
Liability for termination of employee/employer relationship	645	1,120

	21,914	9,879

Shareholders’ Equity
Share capital and capital reserves	29,283	29,156
Accumulated earnings	15,246	10,835

	44,529	39,991

Treasury shares	(945)	(945)

	43,584	39,046

	90,356	79,038

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 27 -	Extract of the Company’s Financial Statements in Nominal Terms (cont’d)

B.     Statements of Operations

	For the year ended December 31.

	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

Revenues	39,388	22,864	24,854
Cost of revenues	19,193	12,150	12,483

Gross profit	20,195	10,714	12,371

Operating Expenses
Research and development expenses, net	3,038	3,549	3,955
Marketing and selling expenses	3,554	3,203	2,906
Administrative and general expenses	7,396	7,089	6,525

	13,988	13,841	13,386

Operating Income (Loss)	6,207	(3,127)	(1,015)

Financing (expenses) income, net	(1,771)	3,044	66
Other income	2,372	2,708	2,936

Income before taxes	6,808	2,625	1,987

Taxes on income	—	500	—

Income before Company’s share in results of Investee companies	6,808	2,125	1,987
Company’s share in income (loss) of Investee companies	2,397	(5,004)	1,112

Income (loss) before accumulated effect due to previous years	—	(2,879)	3,099
Accumulated effect of previous years	—	—	(2,020)

Net income	4,411	(2,879)	1,079

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 27 -	Extract of the Company’s Financial Statements in Nominal Terms (cont’d)

C.     Statement of Changes in Shareholders’ Equity

	Number of Shares	Share Capital	Premium on Shares	Capital Reserve	Loans Guaranteed by Shares	Retained Earnings	Total Equity Capital

		NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Balance at January 1, 2000	10,255,292	5,421	12,400	1,475	(2,418)	12,635	29,513
Loan for share purchase	90,539	—	3,751	—	173	—	3,924
Shares forfeiture	120,000	60	4,778	—	—	—	4,838
Exercise of options	231,800	117	569	—	—	—	686
Surplus from waiver of allowance for employee benefits by related party	—	—	—	367	—	—	367
Repayment of loan to purchase shares	—	—	—	—	180	—	180
Net income	—	—	—	—	—	1,079	1,079

Balance at December 31, 2000	10,697,631	5,598	21,498	1,842	(2,065)	13,714	40,587

Exercise of options	30,200	17	55	—	—	—	72
Repayment of loan to purchase shares	—	—	146	—	1,120	—	1,266
Net Loss	—	—	—	—	—	(2,879)	(2,879)

Balance at December 31, 2001	10,727,831	5,615	21,699	1,842	(945)	10,835	39,046

Exercise of options	3,000	1	4	—	—	—	5
Adjustment on translation of financial statements of an autonomous consolidated company	—	—	—	122	—	—	122
Net income	—	—	—	—	—	4,411	4,411

Balance at December 31, 2002	10,730,831	5,616	21,703	1,964	(945)	15,246	43,584

     (*)  Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 28 -	Effect of Variances between Israeli GAAP and U.S. GAAP – In the Consolidated Statements

The significant differences between the Israeli GAAP and the U.S. GAAP relate primarily to the following matters :

A.	Proportional Consolidation

According to Israeli GAAP, an investment in jointly held investee companies is presented according to the proportionate consolidation method. However, according to U.S. GAAP, such an investment is presented according to the equity method

B.	Presentation of liability for termination of employee/employer relationship

According to the rules of generally accepted accounting principles, the sum of a funded provision in a provident fund is deducted from the related liability. Under U.S. GAAP, the offsetting of assets and liabilities in these circumstances is not acceptable.

C.	Depreciation of goodwill

Following are the effects of the differences on the financial statements:

	December 31, 2002				December 31, 2001

	Financial Statements	Effect of Partial Consolidation	According to Equity Method		Financial Statements	Effect of Partial Consolidation	According to Equity Method

	NIS (K)	NIS (K)	NIS (K)	US $ (K) (*)	NIS (K)	NIS (K)	NIS (K)

Balance Sheet

Current assets	63,752	(12,504)	51,248	10,819	59,585	(8,178)	51,407
Fixed assets	40,839	(1,039)	39,800	8,402	41,766	(1,084)	40,682
Long-term investment	110	13,571	13,680	2,888	110	10,181	10,291
Other assets	687	-	687	145	415	-	415
Long term deferred taxes	774	(416)	358	76	756	(399)	357
Current liabilities	33,955	(3,439)	30,516	6,442	45,390	(2,440)	42,950
Non-current liabilities	22,275	3,052	25,327	5,347	10,810	(3,295)	14,105(**)

(*)  Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 28 -	Effect of Variances between Israeli GAAP and U.S. GAAP – In the Consolidated Statements (cont’d)

	For year ended December 31, 2002

	Financial Statement	Effect of Partial Consolidation	According to Equity Method

	NIS (K)	NIS (K)	NIS (K)	US $ (K) *

Profit and Loss
Revenues	87,819	(9,671)	78,148	16,497
Gross profit	45,609	(7,987)	27,329	7,942
Income (loss) from operations	4,201	(3,673)	528	111
Cash Flows
Current operations	13,641	(4,276)	9,365	1,977
Investment operations	(762)	33	(729)	(153)
Financing operations	436	(249)	187	39

	For year ended December 31, 2001

	Financial Statement	Effect of Partial Consolidation	According to Equity Method

	NIS (K)	NIS (K)	NIS (K)

Profit and Loss
Revenues	87,597	(16,991)	70,606
Gross profit	35,316	(5,615)	29,701
Income (loss) from operations	(6,240)	(2,881)	(9,121)

Cash Flows
Current operations	(4,509)	553	(3,956)
Investment operations	(5,345)	267	(5,078)
Financing operations	5,724	(311)	5,413

(*)  Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 28 -	Effect of Variances between Israeli GAAP and U.S. GAAP – In the Consolidated Statements (cont’d)

	For year ended December 31, 2000

	Financial Statement	Effect of Partial Consolidation	According to Equity Method

	NIS (K)	NIS (K)	NIS (K)

Profit and Loss
Revenues	67,952	(18,866)	49,086
Gross profit	29,359	(4,892)	24,467
Income (loss) from operations	951	(1,630)	(679)

Cash Flows
Current operations	9,131	(5,554)	(3,577)
Investment operations	(19,486)	1,781	(17,705)
Financing operations	17,287	(25)	17,262

C.	Proforma Information with Regard to the Effect of FAS-123:

Following is the proforma data of the net income and basic income per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	Financial Statements	Effect of FAS 123	Pro-forma

	NIS (K)	NIS (K)	NIS (K)	US $ (K) *

Revenues	3,373	(138)	3,253	683

Revenues per share	0.31	(0.01)	0.3	0.06

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model.

The assumptions used are:
1. Expected life length of the options – 4 years.
2. Expected dividend distribution rate – 0%.
3. Expected standard deviation – 60%.
4. No-risk interest rate – 6%.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Appendix to Financial Statements

Consolidated Companies, Wholly Owned and Controlled

Name of Company	Principal Activity

Intelitek Inc.

Marketing, technical support and maintenance of the Company’s products and manufacture and development of computerized numerical control (CNC) machining for training and industry, and software for computer-aided design and computer-aided manufacturing (CAD/CAM), under the name of Light Machine Corp. in North America.

Robotec Technologies Ltd.

Marketing, installing and maintaining the Company’s products and science and technology products in Israel, and supplying products and solutions to kindergartens, schools, universities and other educational institutes.

Eshed Robotec BV.	Management of investments in new activities.

Sim-Lev Ltd.	Development of software for instruction on PLCs (Programmable Logic Controllers)

Robotec Industries Ltd.	Dormant

Computras Computerized Training Systems Ltd.	Design, development, manufacturing and marketing of learning modules and software.

Computras Marketing Training Systems Equipment (1988) Ltd.	Marketing learning modules and software for computerizing schools and educational institutions.

Burelco N.V	Holding company

Consolidated Companies

Name of Company	Principal Activity

Yaskawa Eshed Technology Ltd.	50% Development and manufacture of motion control systems and robotics.

MemCall Inc., MemCall Ltd., MemCall LLC	82% Development of a technology for speeding up the location and retrieval of information in computers and communication networks.

25% Owned Companies

Name of Company	Principal Activity

SwapStation.com NV	Dormant